United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April, 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

March 31, 2015

BR GAAP

Filed with the CVM, SEC and HKEx on

April 30, 2015

Vale S.A.

Report on the review of quarterly information - ITR

KPMG Auditores Independentes Av. Almirante Barroso, 52 - 4º 20031-000 - Rio de Janeiro, RJ - Brasil Caixa Postal 2888 20001-970 - Rio de Janeiro, RJ - Brasil	Central Tel 55 (21) 3515-9400 Fax 55 (21) 3515-9000 Internet www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To

The Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

Introduction

1.              We have reviewed the individual and consolidated interim accounting information of Vale S.A. (“the Company”), included in the quarterly information form - ITR for the quarter ended March 31, 2015, which comprises the balance sheet as of March 31, 2015 and the respective statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the three-month period then ended, including the explanatory notes.

2.              The Company`s Management is responsible for the preparation of the individual interim accounting information in accordance with the Accounting Pronouncement CPC 21(R1) — “Demonstração Intermediária” and consolidated interim accounting information in accordance with CPC 21(R1)  and the international accounting rule IAS 34 - Interim Financial Reporting, issued by the IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

3.              We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity), respectively. A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

4.              Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of added value

5.              We have also reviewed the individual and consolidated interim information of added value for the three-month period ended March 31, 2015, prepared under the responsibility of the Company`s Management, for which presentation is required in the interim information in accordance with the standards issued by the CVM applicable to the preparation of quarterly information - ITR, and considered as supplementary information by IFRS, which does not require the presentation of the statements of added value. These statements were submitted to the same review procedures described previously and, based on our review, we are not aware of any fact that might lead us to believe that they were not prepared, in all material respects, in accordance with the individual and consolidated interim accounting information, taken as a whole.

Previous quarter accounting information

6.              The individual and consolidated interim accounting information corresponding to the quarter ended March 31, 2014, presented for comparison purposes, were previously reviewed by other independent auditors who issued report April 30, 2014, without any change.

Rio de Janeiro, April 29, 2015

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

(Original report in portuguese signed by)

Manuel Fernandes Rodrigues de Sousa

Accountant CRC RJ-052428/O-2

Condensed Balance Sheet

In millions of Brazilian Reais

	Consolidated				Parent Company
	Notes		March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
			(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents	8		11,818	10,555	1,038	685
Financial investments			4	392	4	392
Derivative financial instruments	23		606	441	397	370
Accounts receivable	9		7,349	8,700	35,090	30,599
Related parties	30		1,676	1,537	1,776	2,227
Inventories	10		13,037	11,956	3,819	3,655
Prepaid income taxes			4,119	4,200	3,705	3,782
Recoverable taxes	11		4,964	4,515	2,727	2,687
Others			2,373	1,780	1,001	1,169
			45,946	44,076	49,557	45,566

Non-current assets held for sale	6		10,842	9,669	—	1,501
			56,788	53,745	49,557	47,067
Non-current assets
Related parties	30		72	93	1,030	902
Loans and financing			695	609	97	104
Judicial deposits	17	(c)	3,536	3,370	2,783	2,721
Recoverable income taxes			1,461	1,271	—	—
Deferred income taxes	19		14,036	10,560	9,721	6,430
Recoverable taxes	11		1,393	1,064	896	566
Derivative financial instruments	23		109	231	—	29
Others			2,123	1,873	423	349
			23,425	19,071	14,950	11,101

Investments	12		12,230	10,978	130,126	118,628
Intangible assets, net	13		19,332	18,114	18,635	17,454
Property, plant and equipment, net	14		223,623	207,507	89,199	87,321
			278,610	255,670	252,910	234,504
Total			335,398	309,415	302,467	281,571

Condensed Balance Sheet

In millions of Brazilian Reais

(continued)

	Consolidated			Parent Company
	Notes	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
		(unaudited)		(unaudited)
Liabilities
Current liabilities
Suppliers and contractors		11,001	11,566	5,221	6,818
Payroll and related charges		1,687	3,089	962	2,017
Derivative financial instruments	23	2,899	3,760	826	948
Loans and financing	15	10,250	3,768	6,216	2,853
Related parties	30	856	813	6,908	5,622
Income taxes - Settlement program	18	1,243	1,213	1,218	1,189
Taxes payable and royalties		1,511	1,461	511	376
Provision for income taxes		548	937	—	—
Employee postretirement obligations	20(a)	218	177	64	66
Asset retirement obligations	16	398	361	87	89
Others		1,093	1,074	551	690
		31,704	28,219	22,564	20,668

Liabilities associated with non-current assets held for sale	6	460	294	—	—
		32,164	28,513	22,564	20,668
Non-current liabilities
Derivative financial instruments	23	8,007	4,276	6,443	3,866
Loans and financing	15	81,135	72,749	43,264	38,542
Related parties	30	290	288	51,085	43,606
Employee postretirement obligations	20(a)	6,805	5,941	468	466
Provisions for litigation	17(a)	3,486	3,405	2,383	2,448
Income taxes - Settlement program	18	15,643	15,572	15,323	15,254
Deferred income taxes	19	9,942	8,874	—	—
Asset retirement obligations	16	9,265	8,588	3,214	3,106
Participative stockholders’ debentures	29(c)	3,738	4,584	3,738	4,584
Redeemable noncontrolling interest		628	645	—	—
Deferred revenue - Gold stream	28	5,906	3,516	—	—
Others		3,388	2,863	2,666	2,617
		148,233	131,301	128,584	114,489
Total liabilities		180,397	159,814	151,148	135,157

Stockholders’ equity	24
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,027,127,718 shares issued		47,421	47,421	47,421	47,421
Common stock — 3,600,000,000 no-par-value shares authorized and 3,217,188,402 shares issued		29,879	29,879	29,879	29,879
Treasury stock — 59,405,792 preferred and 31,535,402 common shares		(2,746)	(2,746)	(2,746)	(2,746)
Results from operations with noncontrolling stockholders		(975)	(970)	(975)	(970)
Results on conversion of shares		50	50	50	50
Unrealized fair value gain (losses)		(4,962)	(4,553)	(4,962)	(4,553)
Cumulative translation adjustments		39,105	24,248	39,105	24,248
Profit reserves		43,547	53,085	43,547	53,085
Total company stockholders’ equity		151,319	146,414	151,319	146,414
Noncontrolling stockholders’ interests		3,682	3,187	—	—
Total stockholders’ equity		155,001	149,601	151,319	146,414
Total liabilities and stockholders’ equity		335,398	309,415	302,467	281,571

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Income

In millions of Brazilian Reais, except as otherwise stated

		Three-months period ended (unaudited)
		Consolidated		Parent Company
	Notes	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014

Net operating revenue	25(c)	18,027	22,409	10,237	16,034
Cost of goods sold and services rendered	26(a)	(14,988)	(13,172)	(6,424)	(5,965)
Gross profit		3,039	9,237	3,813	10,069

Operating (expenses) income
Selling and administrative expenses	26(b)	(555)	(667)	(293)	(322)
Research and evaluation expenses		(344)	(344)	(167)	(189)
Pre operating and stoppage operation		(758)	(586)	(113)	(104)
Equity results from subsidiaries	12	—	—	(3,774)	(2,115)
Other operating expenses, net	26(c)	179	(506)	39	(338)
		(1,478)	(2,103)	(4,308)	(3,068)
Gain on measurement or sale of non-current assets	6	546	—	546	—
Operating income		2,107	7,134	51	7,001

Financial income	27	6,953	3,130	6,923	2,937
Financial expenses	27	(20,631)	(2,802)	(19,030)	(2,286)
Equity results from joint ventures and associates	12	(825)	459	(825)	459
Results on sale or disposal of investments from joint ventures and associates	6	55	—	55	—
Net income (loss) before income taxes		(12,341)	7,921	(12,826)	8,111

Income taxes	19
Current tax		(200)	(2,191)	—	(2,038)
Deferred tax		2,850	(146)	3,288	(164)
		2,650	(2,337)	3,288	(2,202)
Net income (loss)		(9,691)	5,584	(9,538)	5,909
Loss attributable to noncontrolling interests		(153)	(325)
Net income (loss) attributable to the Company’s stockholders		(9,538)	5,909

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	24(b)
Preferred share (R$)		(1.85)	1.15	(1.85)	1.15
Common share (R$)		(1.85)	1.15	(1.85)	1.15

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Comprehensive Income

In millions of Brazilian Reais

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Net income (loss)	(9,691)	5,584	(9,538)	5,909
Other comprehensive income
Items that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance for the period	(318)	55	(10)	(62)
Effect of taxes	157	(6)	3	21
Equity results from entities, net taxes	—	3	(154)	93
	(161)	52	(161)	52
Total items that will not be reclassified subsequently to income	(161)	52	(161)	52

Items that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	14,938	(4,147)	14,309	(4,018)

Cash flow hedge
Gross balance for the period	724	(13)	—	—
Effect of taxes	—	8	—	—
Equity results from entities, net taxes	(7)	1	300	(41)
Transfer of realized results to income, net of taxes	(417)	(37)	—	—
	300	(41)	300	(41)
Total of items that will be reclassified subsequently to income	15,238	(4,188)	14,609	(4,059)
Total comprehensive income (loss)	5,386	1,448	4,910	1,902
Comprehensive income (loss) attributable to noncontrolling interests	476	(454)
Comprehensive income (loss) attributable to the Company’s stockholders	4,910	1,902

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Changes in Stockholders’ Equity

In millions of Brazilian Reais

	Three-months period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2013	75,000	50	(840)	69,262	(7,838)	(2,815)	15,527	—	148,346	3,775	152,121
Net income (loss)	—	—	—	—	—	—	—	5,909	5,909	(325)	5,584
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	52	—	—	52	—	52
Cash flow hedge	—	—	—	—	—	(41)	—	—	(41)	—	(41)
Translation adjustments	—	—	—	—	—	46	(4,064)	—	(4,018)	(129)	(4,147)
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	90	90
Dividends of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(4)	(4)
March 31, 2014 (unaudited)	75,000	50	(840)	69,262	(7,838)	(2,758)	11,463	5,909	150,248	3,407	153,655

	Three-months period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2014	77,300	50	(970)	53,085	(2,746)	(4,553)	24,248	—	146,414	3,187	149,601
Loss	—	—	—	—	—	—	—	(9,538)	(9,538)	(153)	(9,691)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(161)	—	—	(161)	—	(161)
Cash flow hedge	—	—	—	—	—	300	—	—	300	—	300
Translation adjustments	—	—	—	—	—	(548)	14,857	—	14,309	629	14,938
Contribution and distribution to stockholders:
Acquisitions and disposal of participation of noncontrolling stockholders	—	—	(5)	—	—	—	—	—	(5)	4	(1)
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	20	20
Dividends of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(5)	(5)
March 31, 2015 (unaudited)	77,300	50	(975)	53,085	(2,746)	(4,962)	39,105	(9,538)	151,319	3,682	155,001

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Cash Flow

In millions of Brazilian Reais

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Cash flow from operating activities:
Net income (loss)	(9,691)	5,584	(9,538)	5,909
Adjustments for:
Equity results from entities	825	(459)	4,599	1,656
Gain on measurement or sale of non-current assets	(601)	—	(601)	—
Loss (gain) on disposal of property, plant and equipment and intangibles	(683)	—	58	—
Depreciation, amortization and depletion	3,000	2,412	988	753
Deferred income taxes	(2,850)	146	(3,288)	164
Foreign exchange and indexation, net	9,852	(702)	14,633	(1,535)
Unrealized derivative losses, net	2,606	(458)	2,458	(414)
Dividends and interest on capital received from subsidiaries	—	—	209	19
Participative stockholders’ debentures	(722)	49	(722)	49
Others	(1,139)	41	(97)	55
Decrease (increase) in assets:
Accounts receivable	2,221	3,962	(4,481)	(5,304)
Inventories	753	(2,071)	114	(242)
Recoverable taxes	(388)	1,781	(175)	1,882
Others	(201)	157	104	(12)
Increase (decrease) in liabilities:
Suppliers and contractors	(1,150)	40	(621)	124
Payroll and related charges	(1,581)	(1,420)	(1,054)	(1,022)
Taxes and contributions	463	35	347	(17)
Deferred revenue - Gold stream	1,670	—	—	—
Income taxes - Settlement program	90	111	98	—
Others	(824)	(50)	(633)	176
Net cash provided by operating activities	1,650	9,158	2,398	2,241

Cash flow from investing activities:
Financial investments redeemed	402	3	388	3
Loans and advances received (granted)	(6)	(226)	205	(272)
Guarantees and deposits granted	(70)	(76)	(65)	(161)
Additions to investments	(30)	(286)	(740)	(973)
Acquisition of subsidiary (note 7(b))	(237)	—	—	—
Additions to property, plant and equipment and intangible	(6,259)	(5,634)	(4,167)	(3,238)
Dividends and interest on capital received from joint ventures and associates	74	26	71	26
Proceeds from disposal of assets and investments	339	—	309	—
Proceeds from gold stream transaction	1,156	—	—	—
Net cash used in investing activities	(4,631)	(6,193)	(3,999)	(4,615)

Cash flow from financing activities:
Loans and financing
Additions	3,676	1,552	3,687	1,057
Repayments	(819)	(697)	(1,733)	(1,209)
Repayments to stockholders:
Dividends and interest on capital attributed to noncontrolling interest	(7)	—	—	—
Net cash provided by (used in) financing activities	2,850	855	1,954	(152)

Increase (decrease) in cash and cash equivalents	(131)	3,820	353	(2,526)
Cash and cash equivalents in the beginning of the period	10,555	12,465	685	3,635
Effect of exchange rate changes on cash and cash equivalents	1,394	(33)	—	—
Cash and cash equivalents at end of the period	11,818	16,252	1,038	1,109

Cash paid during the period for (i):
Interest on loans and financing	(1,321)	(1,069)	(950)	(690)
Income taxes	(759)	(380)	—	—
Income taxes - Settlement program	(308)	(274)	(302)	(269)
Derivatives settlement	(1,785)	41	(600)	52
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	556	36	283	7

(i) Amounts paid are classified as cash flows from operating activities

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Added Value

In millions of Brazilian Reais

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Generation of added value
Gross revenue
Revenue from products and services	18,363	22,832	10,552	16,288
Gain on measurement or sale of non-current assets	601	—	601	—
Other revenues	1,636	84	396	55
Revenue from the construction of own assets	6,845	4,520	4,450	2,224
Allowance for doubtful accounts	—	(54)	(2)	10
Less:
Acquisition of products	(704)	(976)	(167)	(306)
Material, service and maintenance	(10,288)	(7,842)	(6,262)	(4,232)
Oil and gas	(902)	(986)	(574)	(629)
Energy	(421)	(343)	(209)	(165)
Freight	(2,269)	(1,211)	—	—
Other costs and expenses	(3,024)	(2,426)	(861)	(539)
Gross added value	9,837	13,598	7,924	12,706
Depreciation, amortization and depletion	(3,000)	(2,412)	(988)	(753)
Net added value	6,837	11,186	6,936	11,953

Received from third parties
Equity results from entities	(825)	459	(4,599)	(1,656)
Financial income	161	242	92	155
Monetary and exchange variation of assets	6,227	(557)	6,583	(572)
Total added value to be distributed	12,400	11,330	9,012	9,880

Personnel	2,074	2,151	1,033	1,139
Taxes and contributions	2,118	1,456	1,683	1,232
Current income tax	200	2,191	—	2,038
Deferred income tax	(2,850)	146	(3,288)	164
Financial expense (includes capitalized interest)	4,734	1,227	3,487	931
Monetary and exchange variation of liabilities	15,468	(1,757)	15,172	(2,000)
Other remunerations of third party funds	347	332	463	467
Reinvested net income (absorbed loss)	(9,538)	5,909	(9,538)	5,909
Net income (loss) attributable to noncontrolling interest	(153)	(325)	—	—
Distribution of added value	12,400	11,330	9,012	9,880

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to Interim Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1.             Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group” or “Company”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in note 25.

2.             Summary of the main accounting practices and accounting estimates

a)        Basis of presentation

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as implemented in Brazil by the Brazilian Accountant Pronouncements Committee (“CPC”), approved by the Brazilian Securities Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”).

The individual interim financial statements of the Parent Company (“individual financial statements”) has been prepared in accordance with accounting practices adopted in Brazil issued by CPC and approved by CVM and CFC, and they are disclosed with the interim financial statements.

The interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trading financial instruments measured at fair value through the statement of income or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

These interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented on the financial statements for the year ended December 31, 2014. These interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2014.

The Company evaluated subsequent events through April 29, 2015, which is the date the interim financial statements were approved by the Board of Directors.

b)        Functional currency and presentation currency

The interim financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“BRL” or “R$”). For presentation purposes, these financial statements are presented in Brazilian Real.

Operations in other currencies are translated into the functional currency using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the period are recognized in the statement of income as financial expense or financial income. The exceptions are transactions for which gains and losses are recognized in the comprehensive income.

The statement of income and balance sheet of the Group’s entities which functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders’ equity (except components described in item (iii)) are translated at the closing rate at the balance sheet date; (ii) income and expenses are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in comprehensive income as cumulative translation adjustment, and transferred to the statement of income when the operations are realized.

The exchange rates of the major currencies that impact the operations are:

	Exchange rates used for conversions into Brazilian reais
	Closing rate as of		Average rate for the three-months period ended
	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2014
	(unaudited)		(unaudited)	(unaudited)
US dollar (“US$”)	3.2080	2.6562	2.8702	2.3652
Canadian dollar (“CAD”)	2.5292	2.2920	2.3120	2.1456
Australian dollar (“AUD”)	2.4464	2.1765	2.2543	2.1222
Euro (“EUR” or “€”)	3.4457	3.2270	3.2212	3.2399

3.             Critical accounting estimates and judgment

The critical accounting estimates and judgment are the same as those adopted when preparing the financial statements for the year ended December 31, 2014.

4.             Accounting standards issued but not yet effective

The standards and interpretations issued by IASB but not yet effective are disclosed below:

IFRS 9 Financial instruments - In July 2014 the IASB issued IFRS 9 — Financial instruments, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This Standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

IFRS 15 Revenue from contracts with customers - In May 2014 the IASB issued IFRS 15 statement - Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18 - revenue, IAS 11 - Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2017 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

5.         Risk management

There was no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2014.

6.         Non-current assets and liabilities held for sale

	Consolidated
	March 31, 2015	December 31, 2014
	Nacala	Energy	Nacala	Total
	(unaudited)
Non-current assets held for sale
Accounts receivable	18	—	21	21
Other current assets	542	—	417	417
Investments	—	233	—	233
Property, plant and equipment, net	10,282	1,268	7,730	8,998
Total assets	10,842	1,501	8,168	9,669

Liabilities associated with non-current assets held for sale
Suppliers and contractors	410	—	143	143
Other current liabilities	50	—	151	151
Total liabilities	460	—	294	294
Net assets held for sale	10,382	1,501	7,874	9,375

Nacala logistic corridor (“Nacala”)

In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to sell 50% of its stake of 70% in the Nacala corridor, Nacala is a combination of railroad and port concessions under construction located in Mozambique and Malawi.

After completion of the transaction, Vale will share control of Nacala with Mitsui and therefore will not consolidate the assets, liabilities and results of those entities. The net asset was transferred to assets held for sale with no impact in the statement of income.

Energy generation assets

In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”), as follows:

(a) A new entity Aliança Norte Participações S.A., was incorporated and Vale contributed its 9% investment in Norte Energia S.A. (“Norte Energia”), which is the company in charge of construction and operation of the Belo Monte Hydroelectric facility. Vale committed to sell 49% and share control of the new entity to CEMIG GT. In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions the Company concluded the transaction and received cash proceeds of R$306, recognizing R$55 as a result on sale of investment in associates in the income statement.

(b) A new entity Aliança Geração de Energia S.A. (“Aliança Geração”) was incorporated and Vale committed to contribute its shares over several power generation assets which use to supply energy for the Company’s operations. In exchange CEMIG GT committed to contribute its stakes in some of its power generation assets.  In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions, the exchange of assets was completed and Vale holds 55% and shares control of the new entity with CEMIG GT. A long term contract was signed between Vale and Aliança Geração for the energy supply. Due to the completion of this transaction, the Company (i) derecognized the assets held for sale related to this transaction; (ii) recognized as investment its share in the joint venture Aliança Geração; and (iii) recognized R$546 in the income statement as a gain on measurement or sales of non-current asset based on the fair value of the transferred by CEMIG GT. This transaction has no cash proceeds or disbursements.

7.             Acquisitions and divestitures

a)        Divestiture of VBG-Vale BSGR Limited (“VBG”)

VBG is the holding company which held the Simandou mining rights located in Guinea. In April 2014, the Government of Guinea revoked VBG mining rights, without any finding of wrongdoing on the part of Vale. During 2014, as a result of the loss of the mining rights, Vale recognized full impairment of the assets related to VBG. During the first quarter of 2015, the Company sold its stake on VBG to its partner in the project and kept its right to any recoverable amount it may derive from the Simandou project by the partner. The transaction had no impact in cash or in the statement of income.

b)       Acquisition of Facon Construção e Mineração S.A. (“Facon”)

During the first quarter of 2015, the Company acquired all shares of Facon, a wholly owned subsidiary of Fagundes Construção e Mineração S.A. (“FCM”). FCM is a logistic service provider for Vale Fertilizantes S.A. The Facon business was carved out from FCM with assets and liabilities directly related to the Vale Fertilizantes S.A. business being transferred to it. The purchase price allocation based on the fair values of acquired assets and liabilities was calculated on studies performed by the Company. Subsequently, Facon was merged to Vale Fertilizantes S.A.

Purchase price	237
Book value of property, plant and equipment	203
Book value of other assets acquired and liabilities assumed, net	(181)
Adjustment to fair value of property, plant and equipment and mining rights	114
Goodwill	101

8.             Cash and cash equivalents

	Consolidated		Parent Company
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
	(unaudited)		(unaudited)
Cash and bank deposits	7,530	5,601	115	41
Short-term investments	4,288	4,954	923	644
	11,818	10,555	1,038	685

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of changes in value and readily convertible to cash, part in Brazilian Real, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US dollar, mainly time deposits.

9.             Accounts receivable

	Consolidated		Parent Company
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
	(unaudited)		(unaudited)
Ferrous minerals	4,198	5,724	32,724	28,809
Coal	334	324	—	—
Base metals	2,350	2,064	2,375	1,790
Fertilizers	520	361	17	18
Others	185	457	49	58
	7,587	8,930	35,165	30,675

Provision for doubtful debts	(238)	(230)	(75)	(76)
	7,349	8,700	35,090	30,599

The consolidated accounts receivable related to the steel sector represented 74.17% and 77.97% of total receivables on March 31, 2015 and December 31, 2014, respectively. In the parent company, accounts receivable of the steel sector represents 86.60% and 93.98% on March 31, 2015 and December 31, 2014, respectively.

No individual customer represents over 10% of receivables or revenues.

The provision for doubtful debts recorded in the consolidated statement of income as at March 31, 2015 and 2014 totaled R$0 and R$54, respectively. The Company recognized write-offs as at March 31, 2015 and 2014 in the amount of R$5 and R$5, respectively.

10.          Inventories

Inventories are comprised as follows:

	Consolidated		Parent Company
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
	(unaudited)		(unaudited)
Inventories of products

Ferrous minerals
Iron ore	3,001	2,949	1,856	1,842
Pellets	261	498	247	183
Manganese and ferroalloys	178	183	46	51
	3,440	3,630	2,149	2,076

Coal	462	411	—	—

Base metals
Nickel and other products	4,234	3,811	305	334
Copper	93	70	30	26
	4,327	3,881	335	360

Fertilizers
Potash	53	31	—	—
Phosphates	1,081	822	—	—
Nitrogen	47	62	—	—
	1,181	915	—	—

Other products	14	8	—	—
Total of inventories of products	9,424	8,845	2,484	2,436

Inventories of consumables	3,613	3,111	1,335	1,219
Total	13,037	11,956	3,819	3,655

As of March 31, 2015 consolidated inventories are stated net of provisions for nickel and coal products in the amount of R$135 (R$50 as of December 31, 2014) and R$1,042 (R$757 as of December 31, 2014), respectively.

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Inventories of products
Balance at beginning of the period	8,845	6,784	2,436	2,114
Production and acquisition	12,028	11,870	5,376	4,992
Transfer from inventories of consumables	2,057	1,915	827	937
Cost of goods sold	(14,568)	(12,547)	(6,155)	(5,499)
Provision for market value adjustment	(185)	(34)	—	—
Translation adjustments	1,247	(192)	—	—
Balance at end of the period	9,424	7,796	2,484	2,544

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Inventories of consumables
Balance at beginning of the period	3,111	2,878	1,219	1,173
Acquisition	2,168	2,062	943	939
Transfer to inventories of products	(2,057)	(1,915)	(827)	(937)
Transfer to held for sale	(2)	—	—	—
Translation adjustments	393	(64)	—	—
Balance at end of the period	3,613	2,961	1,335	1,175

11.          Recoverable taxes

The recoverable taxes, net of provision for losses on tax credits, are as follows:

	Consolidated		Parent Company
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
	(unaudited)		(unaudited)
Value-added tax	3,215	2,806	1,288	1,189
Brazilian federal contributions	3,055	2,682	2,278	2,006
Others	87	91	57	58
Total	6,357	5,579	3,623	3,253

Current	4,964	4,515	2,727	2,687
Non-current	1,393	1,064	896	566
Total	6,357	5,579	3,623	3,253

12.          Investments

The changes of investments in subsidiaries, associates and joint ventures are as follow:

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Balance at beginning of the period	10,978	8,397	118,628	123,370
Aquisitions (i)	1,819	286	1,819	973
Additions	30	—	750	—
Transfer due to acquisition of control	—	181	—	—
Translation adjustment	326	(44)	13,506	(3,758)
Equity results on statement of income	(825)	459	(4,599)	(1,656)
Equity results on statement of comprehensive income	(7)	4	142	52
Dividends declared	(76)	(94)	11	(254)
Other transfers	—	—	(101)	—
Transfer to held for sale	(15)	—	(30)	—
Transfer to held for sale - VLI S.A.	—	2,840	—	2,840
Balance at end of the period	12,230	12,029	130,126	121,567

(i) Refers to Aliança Geração de Energia S.A., see note 6.

Investments (Continued)

			Investments		Equity results		Received dividends
			As of		Three-months period ended (unaudited)
	% ownership	% voting capital	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
			(unaudited)
Subsidiaries
Aços Laminados do Pará S.A.	100.00	100.00	334	332	—	—	—	—
Biopalma da Amazônia S.A.	87.70	87.70	499	646	(221)	(4)	—	—
Companhia Portuária da Baía de Sepetiba	100.00	100.00	475	385	90	71	—	—
Compañia Minera Miski Mayo S.A.C.	40.00	51.00	680	563	12	(7)	—	—
Mineração Corumbaense Reunida S.A.	100.00	100.00	1,233	1,150	85	42	—	—
Minerações Brasileiras Reunidas S.A.	98.32	98.32	6,118	5,201	(38)	(49)	205	—
Potássio Rio Colorado S.A.	100.00	100.00	1,467	1,474	(13)	(5)	—	—
Salobo Metais S.A.	100.00	100.00	7,795	7,591	169	49	—	—
Tecnored Desenvolvimento Tecnológico S.A.	100.00	100.00	71	86	(13)	(4)	—	—
Vale International Holdings GmbH	100.00	100.00	11,260	7,283	2,502	(66)	—	—
Vale Canada Holdings Inc.	100.00	100.00	5,660	5,127	(10)	(4)	—	—
Vale Canada Limited	100.00	100.00	21,926	16,182	(677)	(31)	—	—
Vale Fertilizantes S.A.	100.00	100.00	13,326	13,236	(523)	(70)	—	—
Vale International S.A.	100.00	100.00	33,441	20,978	(4,685)	(1,920)	—	—
Vale Malaysia Minerals Sdn. Bhd.	100.00	100.00	3,667	3,251	(218)	12	—	—
Vale Manganês S.A.	100.00	100.00	696	721	(25)	(25)	—	—
Vale Mina do Azul S.A.	100.00	100.00	—	—	—	3	—	19
Vale Moçambique S.A.	100.00	100.00	(1,561)	14,480	(372)	28	—	—
Vale Shipping Holding Pte. Ltd.	100.00	100.00	9,199	7,432	150	84	—	—
Others			1,610	1,532	13	(219)	4	—
			117,896	107,650	(3,774)	(2,115)	209	19
Joint ventures
Aliança Geração de Energia S.A.	55.00	55.00	1,822	—	4	—	—	—
Aliança Norte Energia Participações S.A.	51.00	51.00	260	—	6	—	—	—
California Steel Industries, Inc.	50.00	50.00	575	489	(14)	5	—	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	239	228	11	18	—	—
Companhia Hispano-Brasileira de Pelotização (i)	50.89	51.00	205	213	11	8	36	25
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	139	162	13	10	36	—
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	410	378	31	29	—	—
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	1,565	1,925	(361)	(7)	—	—
MRS Logística S.A.	47.59	46.75	1,381	1,355	26	32	—	—
Norte Energia S.A. (ii) (iii)	—	—	—	241	—	(1)	—	—
Samarco Mineração S.A.	50.00	50.00	7	533	(525)	409	—	—
Others			103	96	1	5	—	1
			6,706	5,620	(797)	508	72	26
Associates
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	1,142	943	(1)	28	—	—
Mineração Rio Grande do Norte S.A.	40.00	40.00	232	243	(11)	13	—	—
Teal Minerals Inc.	50.00	50.00	607	514	(12)	(12)	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	26.87	26.87	495	545	—	(42)	—	—
VLI S.A.	37.61	37.61	2,911	2,945	(9)	(2)	—	—
Zhuhai YPM Pellet Co.	25.00	25.00	68	64	—	1	—	—
Others			69	104	5	(35)	2	—
			5,524	5,358	(28)	(49)	2	—
Total of joint ventures and associates			12,230	10,978	(825)	459	74	26
Total			130,126	118,628	(4,599)	(1,656)	283	45

(i)                  Although the Company held majority of the voting capital, the entities are accounted under equity method due to existing veto rights held by other stockholders.

(ii)               Pre-operational stage.

(iii)            The Company’s interest in Norte Energia S.A. is indirectly owned by Aliança Norte Energia Participações S.A. (note 6).

13.          Intangible assets

	Consolidated
	March 31, 2015 (unaudited)			December 31, 2014
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	10,889	—	10,889	9,987	—	9,987

Finite useful life
Concessions	9,382	(3,313)	6,069	9,086	(3,210)	5,876
Right of use	1,494	(670)	824	1,375	(586)	789
Software	3,815	(2,265)	1,550	3,603	(2,141)	1,462
	14,691	(6,248)	8,443	14,064	(5,937)	8,127
Total	25,580	(6,248)	19,332	24,051	(5,937)	18,114

	Parent Company
	March 31, 2015 (unaudited)			December 31, 2014
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	10,889	—	10,889	9,987	—	9,987

Finite useful life
Concessions	9,382	(3,313)	6,069	9,086	(3,210)	5,876
Right of use	223	(96)	127	223	(94)	129
Software	3,815	(2,265)	1,550	3,603	(2,141)	1,462
	13,420	(5,674)	7,746	12,912	(5,445)	7,467
Total	24,309	(5,674)	18,635	22,899	(5,445)	17,454

The table below shows the changes of intangible assets:

	Consolidated
	Three-months period ended (unaudited)
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2013	9,698	4,466	594	1,338	16,096
Additions	—	435	—	11	446
Disposals	—	(7)	—	—	(7)
Amortization	—	(105)	(17)	(80)	(202)
Translation adjustment	(247)	—	(32)	—	(279)
Balance on March 31, 2014 (unaudited)	9,451	4,789	545	1,269	16,054

	Consolidated
	Three-months period ended (unaudited)
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2014	9,987	5,876	789	1,462	18,114
Additions	—	349	—	213	562
Disposals	—	(37)	—	—	(37)
Amortization	—	(119)	(30)	(125)	(274)
Translation adjustment	801	—	65	—	866
Acquisition of subsidiary (note 7(b))	101	—	—	—	101
Balance on March 31, 2015 (unaudited)	10,889	6,069	824	1,550	19,332

	Parent Company
	Three-months period ended (unaudited)
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2013	9,698	4,466	134	1,338	15,636
Additions	—	435	—	11	446
Disposals	—	(7)	—	—	(7)
Amortization	—	(105)	(2)	(80)	(187)
Translation adjustment	(247)	—	—	—	(247)
Balance on March 31, 2014 (unaudited)	9,451	4,789	132	1,269	15,641

	Parent Company
	Three-months period ended (unaudited)
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2014	9,987	5,876	129	1,462	17,454
Addition	101	349	—	213	663
Disposals	—	(37)	—	—	(37)
Amortization	—	(119)	(2)	(125)	(246)
Translation adjustment	801	—	—	—	801
Balance on March 31, 2015 (unaudited)	10,889	6,069	127	1,550	18,635

14.          Property, plant and equipment

	Consolidated
	March 31, 2015 (unaudited)			December 31, 2014
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	2,960	—	2,960	2,839	—	2,839
Buildings	44,164	(7,777)	36,387	37,569	(6,614)	30,955
Facilities	46,956	(15,451)	31,505	41,831	(13,110)	28,721
Equipment	43,983	(15,221)	28,762	38,200	(13,531)	24,669
Mineral properties	58,668	(18,006)	40,662	55,687	(16,033)	39,654
Others	44,433	(12,414)	32,019	39,543	(10,448)	29,095
Construction in progress	51,328	—	51,328	51,574	—	51,574
	292,492	(68,869)	223,623	267,243	(59,736)	207,507

	Parent Company
	March 31, 2015 (unaudited)			December 31, 2014
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,479	—	1,479	1,452	—	1,452
Buildings	17,709	(2,303)	15,406	15,631	(2,267)	13,364
Facilities	23,094	(5,235)	17,859	22,367	(5,030)	17,337
Equipment	11,782	(4,379)	7,403	11,368	(4,271)	7,097
Mineral properties	3,987	(900)	3,087	5,278	(882)	4,396
Others	16,448	(6,371)	10,077	16,016	(6,196)	9,820
Construction in progress	33,888	—	33,888	33,855	—	33,855
	108,387	(19,188)	89,199	105,967	(18,646)	87,321

Consolidated property, plant and equipment (net book value) pledged as guarantees for judicial claims on March 31, 2015 and December 31, 2014 were R$163 and R$179, respectively. For the parent company, the amount were R$162 and R$179 at March 31, 2015 and December 31, 2014, respectively.

The table below shows the movement of property, plant and equipment:

	Consolidated
	Three-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2013	2,215	18,236	25,622	19,689	38,129	24,642	62,775	191,308
Additions (i)	—	—	—	—	—	—	5,224	5,224
Disposals	—	(24)	(8)	(10)	(136)	(69)	(44)	(291)
Depreciation and amortization	—	(179)	(632)	(719)	(526)	(438)	—	(2,494)
Translation adjustment	145	(204)	(694)	43	(1,522)	(327)	(1,635)	(4,194)
Transfers	136	691	4,030	670	710	705	(6,942)	—
Balance on March 31, 2014 (unaudited)	2,496	18,520	28,318	19,673	36,655	24,513	59,378	189,553

	Consolidated
	Three-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2014	2,839	30,955	28,721	24,669	39,654	29,095	51,574	207,507
Additions (i)	—	—	—	—	—	—	6,019	6,019
Disposals	—	(14)	(3)	(14)	(434)	(18)	(5)	(488)
Depreciation and amortization	—	(387)	(596)	(883)	(624)	(568)	—	(3,058)
Translation adjustment	93	1,667	1,162	2,331	3,378	2,028	2,667	13,326
Transfers	28	4,166	2,221	2,658	(1,312)	1,166	(8,927)	—
Acquisition of subsidiary (note 7(b))	—	—	—	1	—	316	—	317
Balance on March 31, 2015 (unaudited)	2,960	36,387	31,505	28,762	40,662	32,019	51,328	223,623

(i) Includes interest capitalized and ARO, see cash flow.

	Parent Company
	Three-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2013	1,322	9,449	14,350	5,641	2,366	8,680	28,897	70,705
Additions (i)	—	—	—	—	—	—	2,799	2,799
Disposals	—	(23)	(2)	(10)	—	(8)	(42)	(85)
Depreciation and amortization	—	(77)	(174)	(194)	(81)	(232)	—	(758)
Transfers	6	463	3,473	319	6	760	(5,027)	—
Balance on March 31, 2014 (unaudited)	1,328	9,812	17,647	5,756	2,291	9,200	26,627	72,661

	Parent Company
	Three-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2014	1,452	13,364	17,337	7,097	4,396	9,820	33,855	72,661
Additions (i)	—	—	—	—	—	—	2,780	2,780
Disposals	—	(14)	(1)	(10)	—	—	—	(25)
Depreciation and amortization	—	(111)	(213)	(228)	(44)	(281)	—	(877)
Transfers	27	2,167	736	544	(1,265)	538	(2,747)	—
Balance on March 31, 2015 (unaudited)	1,479	15,406	17,859	7,403	3,087	10,077	33,888	89,199

(i) includes capitalized and ARO, see cash flow.

15.                     Loans and financing

a)        Total debt

	Current liabilities
	Consolidated		Parent Company
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
	(unaudited)		(unaudited)
Debt contracts in the international markets
Floating rates in:
US dollars	839	950	815	670
Fixed rates in:
US dollars	6,786	183	3,400	159
Accrued charges	677	887	122	338
	8,302	2,020	4,337	1,167
Debt contracts in Brazil
Floating rates in:
Brazilian Reais, indexed to TJLP, TR, IPCA, IGP-M and CDI	792	785	740	734
Basket of currencies and US dollars indexed to LIBOR	713	561	705	554
Fixed rates in:
Brazilian Reais	143	128	136	123
Accrued charges	300	274	298	275
	1,948	1,748	1,879	1,686
	10,250	3,768	6,216	2,853

	Non-current liabilities
	Consolidated		Parent Company
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
	(unaudited)		(unaudited)
Debt contracts in the international markets
Floating rates in:
US dollars	16,678	13,531	14,175	11,721
Others currencies	8	7	—	—
Fixed rates in:
US dollars	38,945	35,166	4,812	3,984
Euro	5,169	4,841	5,169	4,841
	60,800	53,545	24,156	20,546
Debt contracts in Brazil
Floating rates in:
Brazilian Reais, indexed to TJLP, TR, IPCA, IGP-M and CDI	14,488	14,617	13,369	13,511
Basket of currencies and US dollars indexed to LIBOR	4,917	3,623	4,903	3,609
Fixed rates in:
Brazilian Reais	930	964	836	876
	20,335	19,204	19,108	17,996
	81,135	72,749	43,264	38,542

Below are the future flows of debt payments (principal and interest) per nature of funding:

	Consolidated					Parent Company
	Bank loans (i)	Capital market (i)	Development agencies (i)	Debt principal (i)	Estimated future payments of interest(ii)	Debt principal (i)
2015	3,458	—	2,027	5,485	3,195	5,796
2016	114	3,050	2,986	6,150	4,616	1,946
2017	595	3,888	3,230	7,713	4,326	2,874
2018	5,643	2,584	3,614	11,841	4,039	11,367
2019	1,637	3,208	4,166	9,011	3,484	5,379
2020	1,418	3,530	2,674	7,622	3,088	4,211
Between 2021 and 2025	3,206	10,411	6,405	20,022	10,264	12,047
2026 onwards	1,157	20,832	575	22,564	18,669	5,440
	17,228	47,503	25,677	90,408	51,681	49,060

(i)        Does not include accrued charges.

(ii)     Consists of estimated future payments of interest on loans, financings and debentures, calculated based on interest rate curves and foreign exchange rates applicable as of March 31, 2015 and considering that all amortization payments and payments at maturity on loans, financings and debentures will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At March 31, 2015, the average annual interest rates by currency are as follows:

	Consolidated		Parent Company
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
Loans and financing in US dollars	4.36%	68,697	2.54%	28,929
Loans and financing in Brazilian Reais (ii)	10.06%	16,630	9.92%	15,356
Loans and financing in Euros (iii)	4.06%	5,195	4.06%	5,195
Loans and financing in others currencies	6.36%	863
		91,385		49,480

(i)	In order to determine the average interest rate for debt contracts with floating rates, the Company used the last renegotiated rate at March 31, 2015.
(ii)

Brazilian Real denominated debt that bears interest at IPCA, CDI or TJLP, plus spread. For a total of R$13,923, the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in Brazilian Real, resulting in an average cost of 2.2% per year in US dollars.

(iii)

Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in Euros, resulting in an average cost of 4.42% per year in US dollars.

b)                                     Credit lines

						Amounts drawn on
Type	Contractual currency	Date of agreement		Available until	Total amount	March 31, 2015	December 31, 2014
						(unaudited)
Revolving credit lines
Revolving credit facility	US$	April 2011		5 years	9,624	—	—
Revolving credit facility	US$	July 2013		5 years	6,416	—	—
Credit lines
Export-Import Bank of China and Bank of China Limited	US$	September 2010	(i)	13 years	3,942	3,451	3,406
BNDES	R$	April 2008	(ii)	10 years	7,300	5,545	4,864
Financing
BNDES - CLN 150	R$	September 2012	(iii)	10 years	3,883	3,339	3,339
BNDES - Tecnored 3.5%	R$	December 2013	(iv)	8 years	136	84	74
BNDES - S11D e S11D Logística	R$	May 2014	(v)	10 years	6,164	1,866	1,866

(i)	Acquisition of twelve large ore carriers from chinese shipyards.
(ii)	Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment.
(iii)	Capacitação Logística Norte 150 Project (“CLN 150”).
(iv)	Support to Tecnored’s investment plan from 2013 to 2015.
(v)	Iron ore project S11D and S11D Logistica implementation.

Total amounts and amounts disbursed, when not contracted in the reporting currency, are affected by exchange rate variation.

c)                                      Guarantees

As of March 31, 2015 and December 31, 2014 financing and loans in the amount of R$4,023 and R$3,485, respectively, were secured by property, plant and equipment and receivables.

16.                     Asset retirement obligations

The Company applies judgment and assumptions when measuring its asset retirement obligation. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

The long term interest rates used to discount these obligations to present value and to update the provisions at March 31, 2015 was of 5.51% p.a. in Brazil, 2.05% p.a. in Canada and between 1.61% - 8.81% p.a. for the others locations.

Changes in the provision for asset retirement obligation are as follows:

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Balance at beginning of the period	8,949	6,194	3,195	1,946
Increase expense	214	158	108	75
Settlements	(71)	(8)	(2)	(3)
Revisions on cash flows estimates	20	120	—	—
Translation adjustment	551	(144)	—	—
Balance at end of the period	9,663	6,320	3,301	2,018

17.                     Litigation

a)        Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both at administrative and court levels. When applicable, lawsuits are supported by judicial deposits. Provisions for losses resulting from processes are estimated and updated by the Company, supported by legal consultants.

	Consolidated
	Three-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2013	771	498	1,653	67	2,989
Additions	95	21	124	42	282
Reversals	(62)	(20)	(57)	(9)	(148)
Payments	(2)	(6)	(14)	—	(22)
Indexation and interest	(13)	(32)	41	24	20
Translation adjustment	(10)	—	1	(5)	(14)
Balance on March 31, 2014 (unaudited)	779	461	1,748	119	3,107

	Consolidated
	Three-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2014	972	311	1,876	246	3,405
Additions	402	47	101	—	550
Reversals	(496)	(33)	(74)	—	(603)
Payments	(9)	7	(13)	(35)	(50)
Indexation and interest	56	34	20	(7)	103
Translation adjustment	55	1	—	25	81
Balance on March 31, 2015 (unaudited)	980	367	1,910	229	3,486

	Parent Company
	Three-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2013	280	221	1,472	35	2,008
Additions	36	19	118	38	211
Reversals	(1)	(20)	(43)	(9)	(73)
Payments	—	(6)	(9)	—	(15)
Indexation and interest	2	(38)	47	(6)	5
Balance on March 31, 2014 (unaudited)	317	176	1,585	58	2,136

	Parent Company
	Three-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2014	436	186	1,732	94	2,448
Additions	289	46	92	—	427
Reversals	(494)	(30)	(51)	—	(575)
Payments	(9)	(7)	(12)	(35)	(63)
Indexation and interest	129	45	(31)	3	146
Balance on March 31, 2015 (unaudited)	351	240	1,730	62	2,383

b)                                     Contingent liabilities

The Company discusses, at administrative and judicial levels, claims where the expectation of loss is classified as possible and accordingly no provision was recorded.

These possible contingent liabilities are as follows:

	Consolidated		Parent Company
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
	(unaudited)		(unaudited)
Tax litigations	20,022	16,187	16,113	13,084
Civil litigations	3,965	3,734	3,248	2,962
Labor litigations	5,166	5,194	4,808	4,491
Environmental litigations	3,071	2,981	2,924	2,881
Total	32,224	28,096	27,093	23,418

c)                                      Judicial deposits

In addition to those provisions and contingent liabilities, there are also judicial deposits. These court-ordered deposits are legally required and are monetarily updated and reported in non-current assets until a judicial decision to draw the deposit occurs.

Judicial deposits are as follows:

	Consolidated		Parent Company
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
	(unaudited)		(unaudited)
Tax litigations	954	940	675	664
Civil litigations	434	333	122	115
Labor litigations	2,146	2,096	1,986	1,942
Environmental litigations	2	1	—	—
Total	3,536	3,370	2,783	2,721

18.                     Income taxes - Settlement program (“REFIS”)

In November 2013 the Company elected to participate in the REFIS, a federal tax settlement program with respect to most of the claims related to the collection of income tax and social contribution on equity gain of foreign subsidiaries and affiliates from 2003 to 2012.

On March 31, 2015, the balance of R$16,886 (R$1,243 in current and R$15,643 in non-current) is due in 163 monthly installments, bearing interest at the SELIC rate.

19.                     Income taxes

The balances were as follows:

	Consolidated
	Assets	Liabilities	Total
Balance on December 31, 2013	10,596	7,562	3,034
Net income effect	(68)	78	(146)
Translation adjustment	64	(396)	460
Other comprehensive income	22	20	2
Balance on March 31, 2014 (unaudited)	10,614	7,264	3,350

	Consolidated
	Ativo	Passivo	Total
Balance on December 31, 2014	10,560	8,874	1,686
Net income effect	2,828	(22)	2,850
Translation adjustment	676	1,244	(568)
Other comprehensive income	3	(154)	157
Acquisition of subsidiary	(31)	—	(31)
Balance on March 31, 2015 (unaudited)	14,036	9,942	4,094

Parent Company
Assets
Balance on December 31, 2013	7,418
Net income effect	(164)
Other comprehensive income	21
Balance on March 31, 2014 (unaudited)	7,275

Parent Company
Assets
Balance on December 31, 2014	6,430
Net income effect	3,288
Other comprehensive income	3
Balance on March 31, 2015 (unaudited)	9,721

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may be subject to changes in future.

The income tax in Brazil comprises taxation on income and social contribution on profit. The statutory rate applicable in the period presented is 34%. In other countries where the Company has operations, it is subject to various rates, depending on jurisdiction.

The total amount presented as income taxes in the statement of income is reconciled to the rate established by law, as follows:

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Net income before income taxes	(12,341)	7,921	(12,826)	8,111
Income taxes at statutory rates - 34%	4,196	(2,693)	4,361	(2,758)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	545	659	545	659
Results of overseas companies taxed by different rates which differs from the parent company rate	(985)	(667)	—	—
Equity results on statement of income	(281)	156	(1,564)	(563)
Tax loss not recognized	(206)	(192)	—	—
Constitution or reversal for tax loss carryforward	—	17	—	—
Others	(619)	383	(54)	460
Income taxes	2,650	(2,337)	3,288	(2,202)

20.                     Employee benefits obligations

At March 31, 2015 the Company contributed R$133 and do not expects significant changes in relation to the estimate disclosed in the financial statements for the year ended December 31, 2014.

a)        Employee postretirements obligations

i.            Reconciliation of assets and liabilities in balance sheet

	March 31, 2015 (unaudited)			December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) and onerous liability
Balance at beginning of the period	3,455	—	—	2,790	—	—
Interest income	107	—	—	335	—	—
Changes on asset ceiling and onerous liability	(228)	—	—	330	—	—
Balance at end of the period	3,334	—	—	3,455	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(10,028)	(13,788)	(4,620)	(9,902)	(12,009)	(3,981)
Fair value of assets	13,362	11,385	—	13,357	9,872	—
Effect of the asset ceiling	(3,334)	—	—	(3,455)	—	—
Liabilities provisioned	—	(2,403)	(4,620)	—	(2,137)	(3,981)

Current liabilities	—	(57)	(161)	—	(42)	(135)
Non-current liabilities	—	(2,346)	(4,459)	—	(2,095)	(3,846)
Liabilities provisioned	—	(2,403)	(4,620)	—	(2,137)	(3,981)

ii.        Costs recognized in the statement of income

	Consolidated
	Three-months period ended (unaudited)
	March 31, 2015			March 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	16	42	20	17	36	18
Interest on expense on liabilities	294	128	51	279	124	54
Interest income on plan assets	(404)	(108)	—	(368)	(90)	—
Interest expense on effect of asset (ceiling) and onerous liability	107	—	—	84	—	—
Total of cost, net	13	62	71	12	70	72

iii.    Costs recognized in the statement of comprehensive income

	Consolidated
	Three-months period ended (unaudited)
	March 31, 2015			March 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	(380)	(1,515)	(350)	(219)	(926)	(460)
Return on plan assets (excluding interest income)	(250)	(62)	(246)	(42)	117	—
Changes on asset ceiling and onerous liability	240	—	—	(20)	—	—
Gross balance for the period	(10)	(62)	(246)	(62)	117	—
Deferred income tax	3	70	84	21	(27)	—
Other comprehensive income	(7)	8	(162)	(41)	90	—
Translation adjustment	—	(308)	(52)	—	31	12
Accumulated comprehensive income	(387)	(1,815)	(564)	(260)	(805)	(448)

b)            Profit sharing program (“PLR”)

The Company accrued as cost of goods sold and services rendered and other operating expenses related to PLR R$165 in March 31, 2015 (R$311 in March 31, 2014) in consolidated and R$98 in March 31, 2015 (R$262 in March 31, 2014) in parent company.

c)         Long-term compensation plan

In order to promote stockholder cultures, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a long-term incentive programs (Matching plan and long-term incentive plan — ILP) for some executives of the Company, covering 3 to 4 years cycles.

Liabilities of the plans are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. At March 31, 2015 and December 31, 2014 the Company recorded a liability with impact of R$132 and R$163 respectively, in the statement of income.

21.                     Classification of financial instruments

The classification of financial assets and liabilities is as follows:

	Consolidated				Parent Company
	March 31, 2015 (unaudited)
	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total	Loans and receivables (i)	At fair value through profit or loss (ii)	Total
Financial assets
Current
Cash and cash equivalents	11,818	—	—	11,818	1,038	—	1,038
Financial investments	4	—	—	4	4	—	4
Derivative financial instruments	—	606	—	606	—	397	397
Accounts receivable	7,349	—	—	7,349	35,090	—	35,090
Related parties	1,676	—	—	1,676	1,776	—	1,776
	20,847	606	—	21,453	37,908	397	38,305
Non-current
Related parties	72	—	—	72	1,030	—	1,030
Loans and financing	695	—	—	695	97	—	97
Derivative financial instruments	—	109	—	109	—	—	—
	767	109	—	876	1,127	—	1,127
Total of financial assets	21,614	715	—	22,329	39,035	397	39,432

Financial liabilities
Current
Suppliers and contractors	11,001		—	11,001	5,221	—	5,221
Derivative financial instruments	—	1,787	1,112	2,899	—	826	826
Loans and financing	10,250	—	—	10,250	6,216	—	6,216
Related parties	856	—	—	856	6,908	—	6,908
	22,107	1,787	1,112	25,006	18,345	826	19,171
Non-current
Derivative financial instruments	—	8,007	—	8,007	—	6,443	6,443
Loans and financing	81,135	—	—	81,135	43,264	—	43,264
Related parties	290	—	—	290	51,085	—	51,085
Participative stockholders’ debentures	—	3,738	—	3,738	—	3,738	3,738
Others (iv)	—	301	—	301	—	301	301
	81,425	12,046	—	93,471	94,349	10,482	104,831
Total of financial liabilities	103,532	13,833	1,112	118,477	112,694	11,308	124,002

(i) Non-derivative financial instruments with determinable cash flow.

(ii) Financial instruments for trading in short term.

(iii) See note 23(a).

(iv) See note 22(a).

	Consolidated				Parent Company
	December 31, 2014
	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total	Loans and receivables (i)	At fair value through profit or loss (ii)	Total
Financial assets
Current
Cash and cash equivalents	10,555	—	—	10,555	685	—	685
Financial investments	392	—	—	392	392	—	392
Derivative financial instruments	—	441	—	441	—	370	370
Accounts receivable	8,700	—	—	8,700	30,599	—	30,599
Related parties	1,537	—	—	1,537	2,227	—	2,227
	21,184	441	—	21,625	33,903	370	34,273
Non-current
Related parties	93	—	—	93	902	—	902
Loans and financing	609	—	—	609	104	—	104
Derivative financial instruments	—	231	—	231	—	29	29
	702	231	—	933	1,006	29	1,035
Total of financial assets	21,886	672	—	22,558	34,909	399	35,308

Financial liabilities
Current
Suppliers and contractors	11,566	—	—	11,566	6,818	—	6,818
Derivative financial instruments	—	2,539	1,221	3,760	—	948	948
Loans and financing	3,768	—	—	3,768	2,853	—	2,853
Related parties	813	—	—	813	5,622	—	5,622
	16,147	2,539	1,221	19,907	15,293	948	16,241
Non-current
Derivative financial instruments	—	4,273	3	4,276	—	3,866	3,866
Loans and financing	72,749	—	—	72,749	38,542	—	38,542
Related parties	288	—	—	288	43,606	—	43,606
Participative stockholders’ debentures	—	4,584	—	4,584	—	4,584	4,584
Others (iv)	—	303	—	303	—	303	303
	73,037	9,160	3	82,200	82,148	8,753	90,901
Total of financial liabilities	89,184	11,699	1,224	102,107	97,441	9,701	107,142

(i) Non-derivative financial instruments with determinable cash flow.

(ii) Financial instruments for trading in short term.

(iii) See note 23(a).

(iv) See note 22(a).

22.                     Fair value estimate

The Company considered the same assumptions and calculation methods as presented on the financial statements for the year ended December 31, 2014, to measure the fair value of assets and liabilities for the period.

a)        Assets and liabilities measured and recognized at fair value

	Consolidated
	March 31, 2015 (unaudited)			December 31, 2014
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Current
Derivatives at fair value through profit or loss	606	—	606	441	—	441
	606	—	606	441	—	441
Non-current
Derivatives at fair value through profit or loss	109	—	109	231	—	231
	109	—	109	231	—	231
Total of financial assets	715	—	715	672	—	672

Financial liabilities
Current
Derivatives at fair value through profit or loss	1,787	—	1,787	2,539	—	2,539
Derivatives designated as hedge	1,112	—	1,112	1,221	—	1,221
	2,899	—	2,899	3,760	—	3,760
Non-current
Derivatives at fair value through profit or loss	8,007	—	8,007	4,273	—	4,273
Derivatives designated as hedge	—	—	—	3	—	3
Participative stockholders’ debentures	3,738	—	3,738	4,584	—	4,584
Others (minimum return instrument)	—	301	301	—	303	303
	11,745	301	12,046	8,860	303	9,163
Total of financial liabilities	14,644	301	14,945	12,620	303	12,923

	Parent Company
	March 31, 2015 (unaudited)			December 31, 2014
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Current
Derivatives at fair value through profit or loss	397	—	397	370	—	370
	397	—	397	370	—	370
Non-current
Derivatives at fair value through profit or loss	—	—	—	29	—	29
	—	—	—	29	—	29
Total of financial assets	397	—	397	399	—	399

Financial liabilities
Current
Derivatives at fair value through profit or loss	826	—	826	948	—	948
	826	—	826	948	—	948
Non-current
Derivatives at fair value through profit or loss	6,443	—	6,443	3,866	—	3,866
Participative stockholders’ debentures	3,738	—	3,738	4,584	—	4,584
Others (minimun return instrument)	—	301	301	—	303	303
	10,181	301	10,482	8,450	303	8,753
Total of financial liabilities	11,007	301	11,308	9,398	303	9,701

b)             Fair value measurement compared to book value

The fair value estimate for level 1 is based on market approach considering the secondary market contracts. For loans allocated on level 2, the income approach is adopted and the fair value for both fixed-indexed rate debt and floating rate debt is determined on a discounted cash flows basis using LIBOR future values and Vale’s bonds curve.

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated				Parent Company
	Balance	Fair value (ii)	Level 1	Level 2	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
March 31, 2015 (unaudited)
Loans (long term) (i)	90,408	91,552	47,899	43,653	49,060	49,605	10,804	38,801

December 31, 2014
Loans (long term) (i)	75,356	78,302	42,077	36,225	40,782	46,886	9,953	36,933

(i) Net interest of US$977 on consolidated and US$420 on parent company at March 31, 2015 and US$1,161 on consolidated and US$613 on parent company at December 31, 2014.

23.                     Derivative financial instruments

a)        Derivatives effects on balance sheet

	Consolidated
	Assets
	March 31, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	443	—	364	29
IPCA swap	11	—	18	—
Eurobonds swap	—	—	—	109
Pre dollar swap	20	—	5	—
	474	—	387	138
Commodities price risk
Nickel	132	22	54	7
	132	22	54	7
Warrants
SLW options (note 28)	—	87	—	86
	—	87	—	86
Total	606	109	441	231

	Consolidated
	Liabilites
	March 31, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	493	6,339	1,173	3,599
IPCA swap	—	420	—	167
Eurobonds swap	528	144	24	238
Pre dollar swap	336	286	81	262
	1,357	7,189	1,278	4,266
Commodities price risk
Nickel	116	21	60	7
Bunker oil	314	797	1,201	—
	430	818	1,261	7
Derivatives designated as cash flow hedge
Bunker oil	1,020	—	1,152	—
Foreign exchange	92	—	69	3
	1,112	—	1,221	3
Total	2,899	8,007	3,760	4,276

	Parent Company
	Assets
	March 31, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	371	—	354	29
IPCA swap	6	—	11	—
Pre dollar swap	20	—	5	—
Total	397	—	370	29

	Parent Company
	Liabilites
	March 31, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	490	5,941	867	3,535
IPCA swap	—	216	—	70
Pre dollar swap	336	286	81	261
Total	826	6,443	948	3,866

b)            Effects of derivatives in the statement of income

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(2,893)	456	(2,647)	423
IPCA swap	(224)	17	(139)	17
Eurobonds swap	(426)	15	—	—
Pre dollar swap	(272)	26	(272)	26
	(3,815)	514	(3,058)	466
Commodities price risk
Nickel	(23)	(2)	—	—
Bunker oil	(151)	6	—	—
	(174)	4	—	—
Warrants
SLW options (note 28)	(18)	19	—	—
	(18)	19	—	—
Embedded derivatives
Gas - Oman	—	(1)	—	—
	—	(1)	—	—
Derivatives designated as cash flow hedge
Bunker oil	(343)	(6)	—	—
Foreign exchange	(41)	(31)	—	—
	(384)	(37)	—	—
Total	(4,391)	499	(3,058)	466

Related to the effects of derivatives in the statement of income, the Company recognized R$343 as cost of goods sold and services rendered and R$4,048 as financial expense, net.

c)             Effects of derivatives in the cash flow

	Inflows/(outflows)
	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(915)	67	(605)	48
IPCA swap	11	—	11	—
Eurobonds swap	—	24	—	—
Pre dollar swap	(6)	5	(6)	4
	(910)	96	(600)	52
Commodities price risk
Nickel	(46)	3	—	—
Bunker oil	(412)	(21)	—	—
	(458)	(18)	—	—
Derivatives designated as cash flow hedge
Bunker oil	(376)	(6)	—	—
Foreign exchange	(41)	(31)	—	—
	(417)	(37)	—	—
Total	(1,785)	41	(600)	52

Gains (losses) unrealized derivatives	2,606	(458)	2,458	(414)

d)            Effects of derivatives designated as hedge

i.              Cash flow hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Consolidated
	Foreign exchange	Bunker oil	Total

Fair value measurements	(42)	(68)	(110)
Transfer of realized results to income	41	376	417
Net change as of March 31, 2015 (unaudited)	(1)	308	307

Fair value measurements	(55)	(24)	(79)
Transfer of realized results to income	31	6	37
Net change as of March 31, 2014 (unaudited)	(24)	(18)	(42)

The maturities dates of the derivative financial instruments are as follows:

Maturity dates
Currencies and interest rates	July 2023
Gas - Oman	April 2016
Nickel	March 2017
Copper	June 2015
Warrants	February 2023
Bunker oil	December 2016

Additional information about derivatives financial instruments

Value at risk computation methodology

The value at risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. There was not cash amount deposited for margin call on March 31, 2015.

Initial cost of contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of March 31, 2015, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value including credit risk(1), gains or losses in the period, value at risk and the fair value for the remaining years of the operations per each group of instruments.

(1)  The “Adjusted net/total for credit risk” considers the adjustments for credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13 (CPC 46).

Foreign exchange and interest rates derivative positions

Protection program for the Real denominated debt indexed to CDI

In order to reduce the cash flow volatility, Vale entered into swap transactions to convert into US$ the cash flows from debt instruments denominated in BRL linked to CDI. In those swaps, Vale pays fixed rates in US$ and receives payments linked to CDI.

	R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015		December 31, 2014		Index	rate	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016	2017	2018

CDI vs. fixed rate swap
Receivable	R$	4,939	R$	4,511	CDI	109.03%	5,240	4,736	1,442
Payable	US$	2,199	US$	2,284	US$ +	3.35%	(7,238)	(6,180)	(2,057)
Net							(1,998)	(1,444)	(615)	86	324	(1,382)	(164)	(776)
Net adjusted for credit risk							(2,027)	(1,453)			322	(1,393)	(169)	(787)

CDI vs. floating rate swap
Receivable	R$	0	R$	428	CDI	103.50%	—	448	460
Payable	US$	0	US$	250	Libor +	0.99%	—	(668)	(663)
Net							—	(220)	(203)	—	—	—	—	—
Net adjusted for credit risk							—	(220)			—	—	—	—

Type of contracts: OTC Contracts

Protected item: Debt instruments linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this program is to transform into US$ the obligations linked to BRL so as to achieve a currency offset by matching Vale’s receivables - mainly linked to US$ - with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

In order to reduce the cash flow volatility, Vale entered into swap transactions to convert into US$ the cash flows linked to TJLP of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES). In those swaps, Vale pays fixed or floating rates in US$ and receives payments linked to TJLP.

	R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015		December 31, 2014		Index	rate	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016	2017	2018-2023

Swap TJLP vs. fixed rate swap
Receivable	R$	6,083	R$	6,247	TJLP +	1.33%	5,350	5,444	356
Payable	US$	2,948	US$	3,051	USD +	1.71%	(9,126)	(7,802)	(423)
Net							(3,776)	(2,358)	(67)	243	(326)	(658)	(902)	(1,890)
Adjusted Net for credit risk							(4,111)	(2,531)			(328)	(671)	(955)	(2,157)
Swap TJLP vs. floating rate swap
Receivable	R$	293	R$	295	TJLP +	0.94%	248	243	3
Payable	US$	172	US$	173	Libor +	-1.21%	(494)	(413)	(4)
Net							(246)	(170)	(1)	15	(3)	(12)	(19)	(212)
Adjusted Net for credit risk							(251)	(175)			(6)	(12)	(19)	(214)

Type of contracts: OTC Contracts

Protected item: Debt instruments linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this program is to transform into US$ the obligations linked to BRL so as to achieve a currency offset by matching Vale’s receivables - mainly linked to US$ - with Vale’s payables.

Protection program for the Real denominated fixed rate debt

In order to reduce the cash flow volatility, Vale entered into a swap transactions to convert into US$ the cash flows from loans in BRL linked to fixed rates with BNDES. In those swaps, Vale pays fixed rates in US$ and receives fixed rates in BRL.

	R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015		December 31, 2014		Index	rate	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016	2017	2018-2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	728	R$	735	Fix	3.92%	826	649	37
Payable	US$	387	US$	395	US$ +	-1.67%	(1,388)	(972)	(43)
Net							(562)	(323)	(6)	31	(112)	(272)	(23)	(155)
Net adjusted for credit risk							(603)	(337)			(113)	(278)	(25)	(187)

Type of contracts: OTC Contracts

Protected item: Debt instruments linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this program is to transform into US$ the obligations linked to BRL so as to achieve a currency offset by matching Vale’s receivables - mainly linked to US$ - with Vale’s payables.

Protection program for the Real denominated debt indexed to IPCA

In order to reduce the cash flow volatility, Vale entered into swap transactions to convert into US$ the cash flows from debt instruments denominated in BRL linked to IPCA on debenture contracts issued by Vale in 2014 with a notional amount of BRL 1 billion. In those swaps, Vale pays fixed rates in US$ and receives payments linked to IPCA.

	R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015		December 31, 2014		Index	rate	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016	2017	2018-2021

IPCA vs. US$ fixed rate swap
Receivable	R$	1,000	R$	1,000	Fix	6.55%	1,097	1,113	57
Payable	US$	434	US$	434	US$ +	3.98%	(1,498)	(1,259)	(38)
Net							(401)	(146)	19	28	—	11	9	(421)
Net adjusted for credit risk							(409)	(150)			—	11	9	(429)

Type of contracts: OTC Contracts

Protected item: Debt instruments linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this program is to transform into US$ the obligations linked to BRL so as to achieve a currency offset by matching Vale’s receivables - mainly linked to US$ - with Vale’s payables.

Protection program for Euro denominated debt

In order to reduce the cash flow volatility, Vale entered into swap transactions to convert into US$ the cash flow from debt instruments issued in Euros by Vale in 2010 and 2012 with a notional amount of € 750 million each. In those swaps, Vale receives fixed rates in Euros and pays fixed rates in US$.

	R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015		December 31, 2014		Index	Average rate	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016	2017-2023

Receivable		€1,000		€1,000	EUR	4.063%	3,965	3,800	133
Payable	US$	1,302	US$	1,302	US$	4.511%	(4,634)	(3,941)	(171)
Net							(669)	(141)	(38)	69	—	(527)	(142)
Net adjusted for credit risk							(672)	(154)			—	(528)	(144)

Type of contracts: OTC Contracts

Protected item: Vale’s debt instruments linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/US$ exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between revenues denominated in US$ and disbursements denominated in Canadian Dollars.

	R$ million
	Notional ($ million)					Average rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015		December 31, 2014		Buy / Sell	(CAD/USD)	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016

Forward	CAD	150	CAD	230	B	1.023	(92)	(73)	—	3	(86)	(6)
Total adjusted for credit risk							(92)	(73)			(86)	(6)

Type of contracts: OTC Contracts

Hedged item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/US$ exchange rate.

Commodity derivative positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale entered into the following derivatives transactions:

Nickel purchase protection program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the product sold to our clients, protection transactions were implemented. The trades are usually implemented through the sale and/or buy of nickel forward or future contracts at LME or over-the-counter.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015	December 31, 2014	Buy / Sell	(US$/ton)	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015

Nickel Futures	90	140	S	14,331	0.6	0.4	0.7	0.1	0.6
Total adjusted for credit risk					0.6	0.4			0.6

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Nickel fixed price program

In order to maintain the revenues exposure to nickel price fluctuations, the Company entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying nickel forwards (over-the-counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015	December 31, 2014	Buy / Sell	(US$/ton)	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016	2017

Nickel Futures	11,384	11,264	B	16,085	(134)	(65)	(42)	12	(99)	(33)	(2)
Total adjusted for credit risk					(134)	(65)			(99)	(33)	(2)

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to fixed price sales of nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Copper scrap purchase protection program

In order to reduce the cash flow volatility and eliminate the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, protection transactions were implemented. This program is usually implemented through the sale of forwards or futures at LME or over-the-counter operations.

	R$ million
	Notional (lbs)				Fair value		Realized Gain/Loss	Value at Risk	Fair value
	March 31,	December 31,		Average Strike	March 31,	December 31,	March 31,	March 31,	by year
Flow	2015	2014	Buy / Sell	(US$/lbs)	2015	2014	2015	2015	2015

Forward	357,149	793,665	S	2.61	(0.2)	0.3	0.7	0.1	(0.2)
Total adjusted for credit risk					(0.2)	0.3			(0.2)

Type of contracts: OTC contracts

Protected item: part of Vale’s revenues linked to copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to copper price.

Bunker Oil purchase protection program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

	R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value
	March 31,	December 31,		Average Strike	March 31,	December 31,	March 31,	March 31,	by year
Flow	2015	2014	Buy / Sell	(US$/mt)	2015	2014	2015	2015	2015	2016

Forward	3,204,000	2,205,000	B	434	(1,104)	(964)	(177)	58	(57)	(1,047)
Total adjusted for credit risk					(1,106)	(964)			(57)	(1,049)

Type of contracts: OTC Contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Bunker Oil purchase hedging program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

	R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value
	March 31,	December 31,		Average Strike	March 31,	December 31,	March 31,	March 31,	by year
Flow	2015	2014	Buy / Sell	(US$/mt)	2015	2014	2015	2015	2015

Forward	1,485,000	1,950,000	B	505	(916)	(986)	(289)	26	(916)
Total adjusted for credit risk					(917)	(987)			(917)

Type of contracts: OTC contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Silver Wheaton Corp. warrants

The company owns 10 million warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years.

	R$ million
	Notional (quantity)				Fair value		Realized Gain/Loss	Value at Risk	Fair value
	March 31,	December 31,		Average Strike	March 31,	December 31,	March 31,	March 31,	by year
Flow	2015	2014	Buy / Sell	(US$/share)	2015	2014	2015	2015	2023

Call Option	10,000,000	10,000,000	B	65	87	86	—	8	87
Total adjusted for credit risk					87	86			87

Embedded derivative positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed as of March 31, 2015.

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value
	March 31,	December 31,		Average Strike	March 31,	December 31,	March 31,	March 31,	by year
Flow	2015	2014	Buy / Sell	(US$/ton)	2015	2014	2015	2015	2015

Nickel Forwards	5,507	4,491	S	14,248	9	(2)	—		9
Copper Forwards	4,599	6,310		5,761	(2)	3	—		(2)
Total					7	1	—	8	7

Gas purchase for pelletizing company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there’s a clause that defines that a premium can be charged if pellet prices trade above a pre-defined level. This clause is considered as an embedded derivative.

	R$ million
	Notional (volume/month)				Fair value		Realized Gain/Loss	Value at Risk	Fair
	March 31,	December 31,		Average Strike	March 31,	December 31,	March 31,	March 31,	value by year
Flow	2015	2014	Buy / Sell	(US$/ton)	2015	2014	2015	2015	2015	2016

Call Options	746,667	746,667	S	179.36	(0.02)	(0.54)	—	0.04	(0.02)	(0.01)

Sensitivity analysis(2)

The Company present below the sensitivity analysis for all derivatives outstanding positions as of March 31, 2015 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                  Fair Value: the fair value of the financial instruments position as at March 31, 2015;

•                  Scenario I: Potential change in fair value considering a 25% deterioration of market curves for main underlying market risk factors;

•                  Scenario II: Potential change in fair value considering a 25% evolution of market curves for main underlying market risk factors;

•                  Scenario III: Potential change in fair value considering a 50% deterioration of market curves for main underlying market risk factors;

•                  Scenario IV: Potential change in fair value considering a 50% evolution of market curves for main underlying market risk factors;

Sensitivity analysis — Summary of the US$/BRL fluctuation: Debt, cash investments and derivatives

	R$ million
Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	BRL fluctuation	—	—	—	—
Funding	Non hedged debt denominated in US$	BRL fluctuation	19,516	(19,516)	39,032	(39,032)
Cash Investments	Cash denominated in BRL	BRL fluctuation	—	—	—	—
Cash Investments	Cash denominated in US$	BRL fluctuation	—	—	—	—
Derivatives	Consolidated derivatives portfolio	BRL fluctuation	(4,937)	4,937	(9,872)	9,872
Net result			14,579	(14,579)	29,160	(29,160)

Sensitivity analysis — Consolidated derivatives portfolio

	R$ million
Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI		BRL fluctuation		(1,810)	1,810	(3,619)	3,619
		USD interest rate inside Brazil variation		(85)	83	(174)	163
	CDI vs. US$ fixed rate swap	Brazilian interest rate fluctuation	(2,027)	(21)	20	(44)	38
		USD Libor variation		(8)	8	(16)	15
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated debt indexed to TJLP		BRL fluctuation		(2,282)	2,282	(4,563)	4,563
		USD interest rate inside Brazil variation		(172)	163	(354)	318
	TJLP vs. US$ fixed rate swap	Brazilian interest rate fluctuation	(4,111)	385	(339)	824	(639)
		TJLP interest rate fluctuation		(179)	171	(360)	342
		BRL fluctuation		(123)	123	(247)	247
		USD interest rate inside Brazil variation		(14)	13	(28)	25
	TJLP vs. US$ floating rate swap	Brazilian interest rate fluctuation	(251)	23	(20)	50	(38)
		TJLP interest rate fluctuation		(11)	10	(22)	21
		USD Libor variation		7	(7)	13	(13)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated fixed rate debt		BRL fluctuation		(347)	347	(694)	694
	BRL fixed rate vs. US$ fixed rate swap	USD interest rate inside Brazil variation	(603)	(20)	19	(42)	37
		Brazilian interest rate fluctuation		48	(42)	104	(80)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated debt indexed to IPCA		BRL fluctuation		(375)	375	(749)	749
		USD interest rate inside Brazil variation		(32)	30	(67)	58
	IPCA vs. US$ fixed rate swap	Brazilian interest rate fluctuation	(409)	140	(120)	305	(222)
		IPCA index fluctuation		(64)	67	(125)	139
		USD Libor variation		(9)	9	(18)	17
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—
Protection Program for the Euro denominated debt		EUR fluctuation		(991)	991	(1,983)	1,983
	EUR fixed rate vs. US$ fixed rate swap	EUR Libor variation	(672)	16	(16)	33	(32)
		USD Libor variation		(74)	70	(153)	135
	Protected Items - Euro denominated debt	EUR fluctuation	n.a.	991	(991)	1,983	(1,983)
Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)		CAD fluctuation		(118)	118	(236)	236
	CAD Forward	CAD Libor variation	(92)	0	(0)	1	(1)
		USD Libor variation		(0.2)	0.2	(0.4)	0.4
	Protected Items - Disbursement in Canadian dollars	CAD fluctuation	n.a.	118	(118)	236	(236)

(2)  The deterioration scenario of “BRL fluctuation” on the tables of this section means the depreciation of BRL against the USD. The same is applicable for the other currencies fluctuations as risk factors. Specifically on “Sensitivity analysis - cash investments in other currencies” table, The Company have the depreciation of each currency as a risk factor against another currencies in general, not only USD.

	R$ million
Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
		Nickel price fluctuation		1	(1)	2	(2)
Nickel purchase protection program	Purchase / sale of nickel future/forward contracts		0.6
		CAD fluctuation		0.1	(0.1)	0.3	(0.3)
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(1)	1	(2)	2

		Nickel price fluctuation		(116)	116	(232)	232
Nickel fixed price program	Purchase of nickel future/forward contracts		(134)
		CAD fluctuation		(34)	34	(67)	67
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	116	(116)	232	(232)

Copper Scrap Purchase Protection Program		Copper price fluctuation		1	(1)	2	(2)
	Sale of copper future/forward contracts		(0.2)
		CAD fluctuation		(0.0)	0.0	(0.1)	0.1
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(1)	1	(2)	2

Bunker Oil Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	(1,106)	(833)	833	(1,665)	1,665
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	833	(833)	1,665	(1,665)

Bunker Oil Hedge Program	Bunker Oil forward	Bunker Oil price fluctuation	(917)	(372)	372	(743)	743
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	372	(372)	743	(743)

		SLW stock price fluctuation		(41)	51	(69)	110
SLW warrants	Call options		87
		Libor USD fluctuation		(3)	3	(7)	7

	R$ million
Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)		Nickel price fluctuation		61	(61)	121	(121)
	Embedded derivatives - Raw material purchase		9
		CAD fluctuation		(2)	2	(4)	4
Embedded derivatives - Raw material purchase (Copper)		Copper price fluctuation		22	(22)	44	(44)
	Embedded derivatives - Raw material purchase		(2.1)
		CAD fluctuation		0.5	(0.5)	1.1	(1.1)
Embedded derivatives - Gas purchase
	Embedded derivatives - Gas purchase	Pellet price fluctuation	(0.02)	0.02	(0.13)	0.02	(0.61)

Sensitivity analysis - Cash investments

The cash investments are subjected to foreign exchange risk when the investment currency is other than the functional currency of the investor company.

	R$ million
Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(12)	12	(25)	25
Cash Investments	Cash denominated in CAD	CAD	(1)	1	(1)	1
Cash Investments	Cash denominated in GBP	GBP	(0)	0	(0)	0
Cash Investments	Cash denominated in AUD	AUD	(5)	5	(10)	10
Cash Investments	Cash denominated in Other Currencies*	Others	(20)	20	(41)	41

(*) Includes investments in other currencies and investments in USD as the functional currency of the investor is not USD or BRL.

Financial counterparties ratings

Derivative transactions and cash investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk tracking is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that the Company had outstanding trades as of March 31, 2015.

Long term rating by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Brasil	Baa2	BBB-
Banco do Nordeste	Baa3	BBB-
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB-
Banco Votorantim	Baa2	BB+
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB
Barclays	A3	A-
BBVA	Baa2	BBB
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB+ *
Caixa Economica Federal	Baa2	BBB-
Citigroup	Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A3	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Intesa Sanpaolo Spa	Baa2	BBB-
Itau Unibanco	Baa2	BBB-
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
National Australia Bank NAB	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Baa3	-
Standard Chartered	A2	A

Market curves

The curves used on the pricing of the derivatives were developed based on data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and Bloomberg.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	12,460.00	SEP15	12,441.59	MAR16	12,522.40
APR15	12,356.96	OCT15	12,460.07	MAR17	12,625.99
MAY15	12,374.64	NOV15	12,478.50	MAR18	12,627.47
JUN15	12,392.18	DEC15	12,491.34	MAR19	12,610.51
JUL15	12,407.31	JAN16	12,501.32
AUG15	12,424.00	FEB16	12,513.50

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.75	SEP15	2.73	MAR16	2.73
APR15	2.75	OCT15	2.73	MAR17	2.72
MAY15	2.75	NOV15	2.73	MAR18	2.71
JUN15	2.74	DEC15	2.73	MAR19	2.70
JUL15	2.74	JAN16	2.73
AUG15	2.74	FEB16	2.73

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	305.80	SEP15	314.04	MAR16	331.56
APR15	307.60	OCT15	316.50	MAR17	362.57
MAY15	309.47	NOV15	318.97	MAR18	394.38
JUN15	310.90	DEC15	322.21	MAR19	433.39
JUL15	310.67	JAN16	325.46
AUG15	311.78	FEB16	328.71

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/04/15	1.98	03/01/16	2.55	04/02/18	3.24
06/01/15	1.72	04/01/16	2.66	07/02/18	3.32
07/01/15	1.70	06/01/16	2.80	10/01/18	3.34
08/03/15	1.78	07/01/16	2.84	01/02/19	3.34
09/01/15	1.89	10/03/16	2.99	04/01/19	3.35
10/01/15	2.02	01/02/17	3.03	07/01/19	3.42
11/03/15	2.16	04/03/17	3.07	10/01/19	3.44
12/01/15	2.28	07/03/17	3.09	01/02/20	3.46
01/04/16	2.44	10/02/17	3.14	04/01/20	3.47
02/01/16	2.48	01/02/18	3.18	07/01/20	3.48

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.18	6M	0.40	11M	0.46
2M	0.22	7M	0.42	12M	0.47
3M	0.27	8M	0.44	2Y	0.83
4M	0.34	9M	0.45	3Y	1.15
5M	0.38	10M	0.46	4Y	1.41

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/04/15	5.50	03/01/16	5.50	04/02/18	5.50
06/01/15	5.50	04/01/16	5.50	07/02/18	5.50
07/01/15	5.50	06/01/16	5.50	10/01/18	5.50
08/03/15	5.50	07/01/16	5.50	01/02/19	5.50
09/01/15	5.50	10/03/16	5.50	04/01/19	5.50
10/01/15	5.50	01/02/17	5.50	07/01/19	5.50
11/03/15	5.50	04/03/17	5.50	10/01/19	5.50
12/01/15	5.50	07/03/17	5.50	01/02/20	5.50
01/04/16	5.50	10/02/17	5.50	04/01/20	5.50
02/01/16	5.50	01/02/18	5.50	07/01/20	5.50

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/04/15	12.64	03/01/16	13.51	04/02/18	13.16
06/01/15	12.84	04/01/16	13.52	07/02/18	13.17
07/01/15	13.02	06/01/16	13.53	10/01/18	13.14
08/03/15	13.16	07/01/16	13.53	01/02/19	13.12
09/01/15	13.30	10/03/16	13.47	04/01/19	13.09
10/01/15	13.38	01/02/17	13.38	07/01/19	13.07
11/03/15	13.46	04/03/17	13.33	10/01/19	13.05
12/01/15	13.48	07/03/17	13.31	01/02/20	13.03
01/04/16	13.50	10/02/17	13.26	04/01/20	13.00
02/01/16	13.51	01/02/18	13.19	07/01/20	12.98

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/04/15	6.31	03/01/16	7.14	04/02/18	6.39
06/01/15	6.50	04/01/16	7.14	07/02/18	6.40
07/01/15	6.67	06/01/16	7.00	10/01/18	6.37
08/03/15	6.80	07/01/16	6.93	01/02/19	6.36
09/01/15	6.93	10/03/16	6.72	04/01/19	6.33
10/01/15	7.01	01/02/17	6.60	07/01/19	6.31
11/03/15	7.09	04/03/17	6.53	10/01/19	6.29
12/01/15	7.11	07/03/17	6.51	01/02/20	6.27
01/04/16	7.12	10/02/17	6.47	04/01/20	6.24
02/01/16	7.13	01/02/18	6.41	07/01/20	6.22

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.00	6M	0.06	11M	0.08
2M	0.00	7M	0.07	12M	0.08
3M	0.02	8M	0.07	2Y	0.09
4M	0.04	9M	0.07	3Y	0.12
5M	0.05	10M	0.08	4Y	0.18

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.00	6M	1.01	11M	0.90
2M	1.00	7M	0.98	12M	0.88
3M	1.00	8M	0.95	2Y	0.88
4M	1.01	9M	0.93	3Y	0.96
5M	1.01	10M	0.91	4Y	1.08

Currencies - Ending rates

CAD/US$	0.7882	US$/BRL	3.2080	EUR/US$	1.0728

24.                     Stockholders’ equity

a)        Capital

Stockholders’ equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

At March 31, 2015, the capital was R$77,300 corresponding to 5,244,316,120 shares without par value.

	March 31, 2015 (unaudited)
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	800,208,384	638,736,050	1,438,944,434
FMP - FGTS	81,160,587	—	81,160,587
PIBB - BNDES	1,661,382	2,483,236	4,144,618
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	265,476,598	619,231,763	884,708,361
Institutional investors	78,475,932	213,176,592	291,652,524
Retail investors in Brazil	35,856,190	407,569,001	443,425,191
Treasury stock	31,535,402	59,405,792	90,941,194
Total	3,217,188,402	2,027,127,718	5,244,316,120

b)        Basic and diluted earnings per share

Basic and diluted earnings per share were calculated as follows:

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Net income (loss) attributable to the Company’s stockholders	(9,538)	5,909

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	(3,642)	2,256
Income (loss) available to common stockholders	(5,896)	3,653
Total	(9,538)	5,909

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653
Total	5,153,375	5,153,375

Basic and diluted earnings per share
Preferred share	(1.85)	1.15
Common share	(1.85)	1.15

25.                     Information by business segment and by geographic area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)             Operating income (loss) and adjusted EBITDA

Adjusted EBITDA is used by management to support the decision making process for segments. The definition of adjusted EBITDA for the Company is the operating income or loss added by dividends received from joint ventures and associates and adjusted by depreciation, depletion and amortization, impairment and results on measurement or sales of non-current assets.

	Consolidated
	Three-months period ended (unaudited)
	March 31, 2015
	Statement of income
								Dividends		Gain on
				Research and		Depreciation		received from	Depreciation,	measurement
	Net operating			evaluation	Pre operating and	and others	Operating	joint ventures	depletion and	or sale of non-	Adjusted
	revenue	Costs	Expenses,net	expenses	stoppage operation	results	income (loss)	and associates	amortization	current assets	EBITDA
Ferrous minerals
Iron ore	7,859	(5,548)	(488)	(94)	(75)	(1,058)	596	—	1,058	—	1,654
Pellets	2,778	(1,703)	10	(4)	(16)	(246)	819	72	246	—	1,137
Ferroalloys and manganese	206	(138)	—	—	(16)	(17)	35	—	17	—	52
Others ferrous products and services	335	(284)	30	(3)	(1)	(58)	19	—	58	—	77
	11,178	(7,673)	(448)	(101)	(108)	(1,379)	1,469	72	1,379	—	2,920

Coal	419	(544)	(195)	(14)	(36)	(67)	(437)	—	67	—	(370)

Base metals
Nickel and other products (i)	3,855	(2,434)	(187)	(80)	(306)	(1,214)	(366)	—	1,214	—	848
Copper (ii)	1,102	(647)	13	(4)	(2)	(137)	325	—	137	—	462
Others base metals products	—	—	722	—	—	—	722	—	—	—	722
	4,957	(3,081)	548	(84)	(308)	(1,351)	681	—	1,351	—	2,032
Fertilizers
Potash	85	(59)	(2)	(29)	(13)	(17)	(35)	—	17	—	(18)
Phosphates	1,020	(742)	(47)	(18)	(25)	(157)	31	—	157	—	188
Nitrogen	223	(158)	(8)	(2)	(2)	(17)	36	—	17	—	53
Others fertilizers products	34	—	—	—	—	—	34	—	—	—	34
	1,362	(959)	(57)	(49)	(40)	(191)	66	—	191	—	257

Others	111	(79)	(141)	(96)	(1)	534	328	2	12	(546)	(204)
Total	18,027	(12,336)	(293)	(344)	(493)	(2,454)	2,107	74	3,000	(546)	4,635

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Consolidated
	Three-months period ended (unaudited)
	March 31, 2014
	Statement of income
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Adjusted EBITDA
Ferrous minerals
Iron ore	12,212	(4,595)	(764)	(142)	(56)	(867)	5,788	1	867	6,656
Pellets	3,380	(1,446)	(6)	(1)	(52)	(120)	1,755	25	120	1,900
Ferroalloys and manganese	163	(129)	(5)	(1)	(12)	(15)	1	—	15	16
Others ferrous products and services	317	(384)	2	—	—	(63)	(128)	—	63	(65)
	16,072	(6,554)	(773)	(144)	(120)	(1,065)	7,416	26	1,065	8,507

Coal	323	(557)	(126)	(3)	(19)	(93)	(475)	—	93	(382)

Base metals
Nickel and other products (i)	3,304	(1,917)	(58)	(73)	(273)	(914)	69	—	914	983
Copper (ii)	773	(476)	16	—	(9)	(89)	215	—	89	304
	4,077	(2,393)	(42)	(73)	(282)	(1,003)	284	—	1,003	1,287
Fertilizers
Potash	85	(72)	(1)	(10)	(15)	(13)	(26)	—	13	(13)
Phosphates	952	(810)	(46)	(26)	(53)	(197)	(180)	—	197	17
Nitrogen	185	(132)	(6)	(4)	(3)	(29)	11	—	29	40
Others fertilizers products	37	—	—	—	—	—	37	—	—	37
	1,259	(1,014)	(53)	(40)	(71)	(239)	(158)	—	239	81

Others	678	(444)	(72)	(83)	—	(12)	67	—	12	79
Total	22,409	(10,962)	(1,066)	(343)	(492)	(2,412)	7,134	26	2,412	9,572

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

b)             Adjusted EBITDA and information of assets by segment

	Three-months period ended (unaudited)
	March 31, 2015
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	1,654	1,486	99,656	4,154
Pellets	1,137	1,065	4,411	31
Ferroalloys and manganese	52	—	687	6
Others ferrous products and services	77	2,913	808	9
	2,920	5,464	105,562	4,200

Coal	(370)	1,142	14,497	1,007

Base metals
Nickel and other products (i)	848	61	88,335	617
Copper (ii)	462	606	9,201	202
Others base metals products	722	—		—
	2,032	667	97,536	819
Fertilizers
Potash	(18)	—	449	—
Phosphates	188	—	15,193	159
Nitrogen	53	—	—	—
Others fertilizers products	34	—	—	—
	257	—	15,642	159

Others	(204)	4,957	9,718	74
Total	4,635	12,230	242,955	6,259

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Three-months period ended (unaudited)
	March 31, 2014
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	6,656	1,417	89,020	3,129
Pellets	1,900	2,455	4,103	170
Ferroalloys and manganese	16	—	656	67
Others ferrous products and services	(65)	2,840	871	30
	8,507	6,712	94,650	3,396

Coal	(382)	833	10,292	937

Base metals
Nickel and other products (i)	983	45	65,396	632
Copper (ii)	304	505	8,887	258
	1,287	550	74,283	890
Fertilizers
Potash	(13)	—	414	—
Phosphates	17	—	17,088	189
Nitrogen	40	—	—	—
Others fertilizers products	37	—	—	—
	81	—	17,502	189

Others	79	3,934	8,880	222
Total	9,572	12,029	205,607	5,634

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

c)              Results by segment and revenues by geographic area

	Consolidated
	Three-months period ended (unaudited)
	March 31, 2015
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	11,178	419	4,957	1,362	111	18,027
Cost and expenses	(8,330)	(789)	(2,925)	(1,105)	(317)	(13,466)
Gain on measurement or sale of non-current assets	—	—		—	546	546
Depreciation, depletion and amortization	(1,379)	(67)	(1,351)	(191)	(12)	(3,000)
Operating income (loss)	1,469	(437)	681	66	328	2,107

Financial result	(13,458)	240	(272)	(204)	16	(13,678)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	55	55
Equity results from joint ventures and associates	(455)	(1)	(17)	—	(352)	(825)
Income taxes	3,242	(73)	(109)	(398)	(12)	2,650
Net income (loss)	(9,202)	(271)	283	(536)	35	(9,691)
Income (loss) attributable to noncontrolling interests	(15)	(33)	(95)	18	(28)	(153)
Income (loss) attributable to the Company’s stockholders	(9,187)	(238)	378	(554)	63	(9,538)

Sales classified by geographic area:
America, except United States and Brazil	269	—	867	41	—	1,177
United States of America	28	—	684	—	22	734
Europe	1,856	35	1,254	82	—	3,227
Middle East/Africa/Oceania	859	99	115	9	—	1,082
Japan	1,171	83	417	—	—	1,671
China	4,792	—	419	—	—	5,211
Asia, except Japan and China	877	172	816	29	—	1,894
Brazil	1,326	30	385	1,201	89	3,031
Net operating revenue	11,178	419	4,957	1,362	111	18,027

	Consolidated
	Three-months period ended (unaudited)
	March 31, 2014
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	16,072	323	4,077	1,259	678	22,409
Cost and expenses	(7,591)	(705)	(2,790)	(1,178)	(599)	(12,863)
Depreciation, depletion and amortization	(1,065)	(93)	(1,003)	(239)	(12)	(2,412)
Operating income (loss)	7,416	(475)	284	(158)	67	7,134

Financial result	556	93	(310)	3	(14)	328
Equity results from joint ventures and associates	509	28	(11)	—	(67)	459
Income taxes	(2,353)	61	(82)	45	(8)	(2,337)
Net income (loss)	6,128	(293)	(119)	(110)	(22)	5,584
Income (loss) attributable to noncontrolling interests	(26)	(22)	(263)	(11)	(3)	(325)
Income (loss) attributable to the Company’s stockholders	6,154	(271)	144	(99)	(19)	5,909

Sales classified by geographic area:
America, except United States and Brazil	473	7	821	24	—	1,325
United States of America	5	—	620	—	293	918
Europe	2,790	24	1,400	62	—	4,276
Middle East/Africa/Oceania	1,023	34	83	—	—	1,140
Japan	1,577	116	388	—	—	2,081
China	7,171	12	365	—	—	7,548
Asia, except Japan and China	1,258	130	399	8	—	1,795
Brazil	1,775	—	1	1,165	385	3,326
Net operating revenue	16,072	323	4,077	1,259	678	22,409

d)             Investment, intangible and property, plant and equipment by geographic area

There was no significant change in relation to the information of assets by geographic area disclosed in the financial statements for the year ended December 31, 2014.

26.                     Cost of goods sold and services rendered, and selling and administrative expenses and other operating expenses (income), net, by nature

a)        Cost of goods sold and services rendered

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Personnel	1,521	1,606	759	836
Material and service	2,776	3,035	1,275	1,572
Fuel oil and gas	886	983	564	628
Maintenance	1,909	1,006	1,282	714
Energy	414	343	206	165
Acquisition of products	704	976	167	306
Depreciation and depletion	2,653	2,210	889	684
Freight	2,269	1,623	—	—
Others	1,856	1,390	1,282	1,060
Total	14,988	13,172	6,424	5,965

Cost of goods sold	14,568	12,547	6,155	5,499
Cost of services rendered	420	625	269	466
Total	14,988	13,172	6,424	5,965

b)                                     Selling and administrative expenses

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Personnel	239	263	137	145
Services (consulting, infrastructure and others)	81	110	47	63
Advertising and publicity	8	12	7	10
Depreciation and amortization	82	105	81	69
Travel expenses	8	5	5	—
Taxes and rents	17	13	7	3
Others	120	159	9	32
Total	555	667	293	322

c)              Others operational expenses (incomes), net

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Provision for litigation	(53)	134	(148)	138
Provision for loss with VAT credits (ICMS)	119	103	119	105
Provision for profit sharing program	61	94	32	78
Provision for disposal of materials and inventories	185	49	(3)	15
Loss on tax credits	—	2	—	2
Gold stream transaction	(722)	—	—	—
Others	231	124	(39)	—
Total	(179)	506	(39)	338

27.                     Financial result

The financial results, by nature, are as follows:

	Three-months period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Financial expenses
Interest	(562)	(906)	(745)	(828)
Labor, tax and civil lawsuits	(95)	(18)	(95)	(16)
Derivative financial instruments	(4,049)	(44)	(3,058)	—
Indexation and exchange rate variation (a)	(15,913)	(1,144)	(15,296)	(888)
Participative stockholders’ debentures	722	(49)	722	(49)
Expenses of REFIS	(408)	(391)	(400)	(383)
Others	(326)	(250)	(158)	(122)
	(20,631)	(2,802)	(19,030)	(2,286)
Financial income
Short-term investments	73	129	38	115
Derivative financial instruments	1	543	—	466
Indexation and exchange rate variation (b)	6,779	2,344	6,831	2,316
Others	100	114	54	40
	6,953	3,130	6,923	2,937
Financial results, net	(13,678)	328	(12,107)	651

Summary of indexation and exchange rate variation
Loans and financing	(15,081)	1,998	(5,201)	723
Related parties	(3)	9	(9,420)	668
Others	5,950	(807)	6,156	37
Net (a) + (b)	(9,134)	1,200	(8,465)	1,428

28.                     Deferred revenue - Gold stream

In February 2013, the Company entered into a gold stream transaction (“original transaction”) with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine (“Salobo transaction”) and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines (“Sudbury transaction”).

The original transaction was amended in March, 2015 to include an additional 25% of gold extracted during the life of the mine as a by-product of Salobo copper mine (“amended transaction”). The Company received up-front cash proceeds of US$900 (R$2,826). The Company may also receive an additional cash payment contingent on its decision to expand the capacity to process Salobo copper ores until 2036. The additional amount could range from US$ 88 million to US$ 720 million depending on timing and size of the expansion.

As the gold is delivered to SLW, Vale will receive a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2017 for the original and amended transactions and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights of R$722 was recognized in the statement of income under other operating expenses, net. The portion related to the provision of future services for gold extraction was recorded as deferred revenue (liability) in the amount of R$1,670 and will be recognized in the statement of income as the service is rendered and the gold extracted. During the three-months period ended March 31, 2015 and 2014, the Company recognized R$44 and R$53, respectively, in statement of income related to rendered services related to the original and amended transactions..

The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between copper and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company’s best estimate.

29.                     Commitments

a)        Base metals operations

There have been no material changes to commitments of base metals operations disclosed in the financial statements as at December 31, 2014, except for letters of credit and guarantees in the amount of R$3,070 (R$2,675 at December, 2014) associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b)        VBG - Guinea

On April 30, 2014, Rio Tinto plc (“Rio Tinto”) filed a lawsuit against Vale, BSGR, and other defendants in the United States District Court for the Southern District of New York, alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto’s loss of certain Simandou mining rights, the Government of Guinea’s assignment of those rights to BSGR, and Vale’s subsequent investment in VBG.  Discovery, a pre-trial evidentiary procedure in which the parties are required to disclose information and produce documents to each other and can depose potential witnesses or take other steps to obtain relevant information, has begun and under the current schedule will be completed in March 2016.  Vale intends to vigorously defend the action, which it believes to be without factual or legal merit.

c)         Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued. At March 2015, the Company made available for withdrawal the amount of R$124 as semiannual compensation.

d)                                     Operating lease - pelletizing operations

Vale has operating lease agreements with its joint ventures Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização (together “pelletizing companies”), in which Vale leases their pelletizing plants. These renewable operating lease agreements have last between 3 and 10 years.

The total amount of operational leasing expenses related to pelletizing operations for the three-month period ended on March 31, 2015 and 2014 were R$198 and R$217, respectively.

e)                                      Concession agreements

The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the period.

f)               Guarantees provided

At March 31, 2015, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled R$706 and R$1,925, respectively. Due to the conclusion of the energy generation assets transaction (note 6), the guarantee of Norte Energia S.A. is shared with Cemig GT.

30.                     Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associates, joint ventures and stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the financial statements may be identified as follows:

	Assets
	Consolidated				Parent Company
	March 31, 2015 (unaudited)		December 31, 2014		March 31, 2015 (unaudited)		December 31, 2014
	Accounts receivable	Related parties	Accounts receivable	Related parties	Accounts receivable	Related parties	Accounts receivable	Related parties
Baovale Mineração S.A.	10	18	10	24	10	18	10	24
Biopalma da Amazônia	—	—	—	—		1,169	—	992
Mineração Brasileiras Reunidas S.A.	—	—	—	—	—	96	—	352
Mineração Corumbaense Reunidas S.A.	—	—	—	—	48	227	37	226
Mitsui & Co., Ltd.	45	—	25	—	—	—	—	—
MRS Logística S.A.	9	65	9	64	9	28	9	28
Ferrovia Norte Sul	30	—	24	—				—
Samarco Mineração S.A.	89	822	63	822	89	822	63	822
Teal Minerals Inc.	—	706	—	573	—	—	—	—
Vale International S.A.	—	—	—	—	33,960	191	30,019	276
VLI Multimodal S.A.	19	—	67	—	—	—	67	—
VLI S.A.	544	25	25	—	544	25	25	—
VLI Operações Portuárias S.A.	56	—	69	—	56	—	69	—
Others	128	112	278	147	347	230	267	409
Total	930	1,748	570	1,630	35,063	2,806	30,566	3,129

Current	930	1,676	570	1,537	35,063	1,776	30,566	2,227
Non-current	—	72	—	93	—	1,030	—	902
Total	930	1,748	570	1,630	35,063	2,806	30,566	3,129

	Liabilities
	Consolidated				Parent Company
	March 31, 2015 (unaudited)		December 31, 2014		March 31, 2015 (unaudited)		December 31, 2014
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	23	—	10	—	23	—	10	—
Companhia Coreano-Brasileira de Pelotização	49	175	3	227	49	—	3	—
Companhia Hispano-Brasileira de Pelotização	37	23	85	—	37	—	85	—
Companhia Ítalo-Brasileira de Pelotização	33	37	2	125	33	—	2	—
Companhia Nipo-Brasileira de Pelotização	84	315	5	389	84	—	5	—
Companhia Portuária Baía de Sepetiba	—	—	—	—	197	—	148	—
Ferrovia Centro-Atlântica S.A.	—	262	—	261	—	262	—	261
Mitsui & Co., Ltd.	28	—	25	—	—	—	28	—
MRS Logística S.A.	32	—	67	—	32	—	67	—
Vale International S.A.	—	—	—	—	3	57,061	314	48,532
VLI Multimodal S.A.	12	—	—	—	—	—	—	—
VLI S.A.	—	307	—	—	—	307	—	—
Others	73	27	89	99	133	363	93	435
Total	371	1,146	286	1,101	591	57,993	755	49,228

Current	371	856	286	813	591	6,908	755	5,622
Non-current	—	290	—	288	—	51,085	—	43,606
Total	371	1,146	286	1,101	591	57,993	755	49,228

	Consolidated
	Three-months period ended (unaudited)
	March 31, 2015			March 31, 2014
	Net operating revenue	Cost/Expenses	Financial results	Net operating revenue	Cost/Expenses	Financial results
Baovale Mineração S.A.	—	(13)	—	—	(12)	—
California Steel Industries, Inc.	—	—	—	223	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	—	—	—	—	(274)	—
Companhia Coreano-Brasileira de Pelotização	—	(45)	—	—	(61)	—
Companhia Hispano-Brasileira de Pelotização	—	(36)	—	—	(39)	—
Companhia Ítalo-Brasileira de Pelotização	—	(40)	—	—	(24)	—
Companhia Nipo-Brasileira de Pelotização	—	(72)	—	—	(93)	—
Ferrovia Centro Atlântica S.A.	35	(33)	—	35	(38)	—
Mitsui & Co., Ltd.	171	—	—	93	—	—
MRS Logística S.A.	—	(342)	—	—	(325)	—
Samarco Mineração S.A.	90	—	—	145	—	—
VLI S.A.	178	—	5	203	—	15
Others	63	(34)	5	41	(44)	16
Total	537	(615)	10	740	(910)	31

	Parent Company
	Three-months period ended (unaudited)
	March 31, 2015			March 31, 2014
	Net operating revenue	Cost/Expenses	Financial results	Net operating revenue	Cost/Expenses	Financial results
Baovale Mineração S.A.	—	(13)	—	—	(12)	—
Companhia Coreano-Brasileira de Pelotização	—	(45)	—	—	(61)	—
Companhia Hispano-Brasileira de Pelotização	—	(36)	—	—	(39)	—
Companhia Ítalo-Brasileira de Pelotização	—	(40)	—	—	(24)	—
Companhia Nipo-Brasileira de Pelotização	—	(72)	—	—	(93)	—
Companhia Portuária Baia de Sepetiba	—	(172)	—	—	(165)	—
Ferrovia Centro Atlântica S.A.	35	(33)	—	35	(36)	—
Mineração Brasileira Reunidas S.A.	—	(180)	—	—	(200)	—
MRS Logística S.A.	—	(342)	—	—	(325)	—
Samarco Mineração S.A.	90	—	—	146	—	—
Vale International	8,972	—	(485)	14,278	—	(304)
VLI S.A.	177	—	5	211	—	—
Others	65	(88)	225	37	(12)	(8)
Total	9,339	(1,021)	(255)	14,707	(967)	(312)

	Balance sheet		Statement of income
	Three-months period ended (unaudited)
	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2014
Cash and cash equivalents	(unaudited)
Bradesco	59	89	1	1
	59	89	1	1
Loans and financing payable
BNDES	13,050	11,981	(50)	(112)
BNDESPar	1,561	1,564	(28)	(24)
	14,611	13,545	(78)	(136)

Remuneration of key management personnel

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Short-term benefits:	41	41
Wages or pro-labor	6	6
Direct and indirect benefits	11	8
Bonus	24	27

Long-term benefits:	2	2
Based on stock	2	2

Termination of position	11	—
	54	43

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Fernando Jorge Buso Gomes
Dan Antonio Marinho Conrado	Arthur Prado
Chairman	Eduardo de Oliveira Rodrigues Filho
Ricardo Rodrigues Morgado
Sérgio Alexandre Figueiredo Clemente	Ricardo Simonsen
Vice-President
Fiscal Council
Marcel Juviniano Barros
Gueitiro Matsuo Genso	Vacant
Tarcísio José Massote de Godoy	Chairman
Fernando Jorge Buso Gomes
Hiroyuki Kato	Marcelo Barbosa Saintive
Oscar Augusto de Camargo Filho	Marcelo Amaral Moraes
Luciano Galvão Coutinho	Cláudio José Zucco
Lucio Azevedo	Aníbal Moreira dos Santos
Raphael Manhães Martins
Alternate
Marco Geovanne Tobias da Silva	Alternate
Moacir Nachbar Junior	Marcos Tadeu Siqueira
Francisco Ferreira Alexandre	Oswaldo Mário Pego de Amorim Azevedo
Gilberto Antonio Vieira	Paulo Fontoura Valle
Robson Rocha	Pedro Paulo de Souza
Luiz Mauricio Leuzinger	Executive Officers
Yoshitomo Nishimitsu
Eduardo de Oliveira Rodrigues Filho	Murilo Pinto de Oliveira Ferreira
Victor Guilherme Tito	Chief Executive Officer
Carlos Roberto de Assis Ferreira
Vânia Lucia Chaves Somavilla
Advisory Committees of the Board of Directors	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)

Controlling Committee	Luciano Siani Pires
Eduardo Cesar Pasa	Chief Financial Officer and Investors Relations
Moacir Nachbar Junior
Oswaldo Mário Pego de Amorim Azevedo	Roger Allan Downey
Marcos Paulo Pereira da Silva	Executive Officer (Fertilizers and Coal)

Executive Development Committee	Gerd Peter Poppinga
Oscar Augusto de Camargo Filho	Executive Officer (Ferrous)
Marcel Juviniano Barros
Fernando Jorge Buso Gomes	Galib Abrahão Chaim
Tatiana Boavista Barros Heil	Executive Officer (Capital Projects Implementation)

Strategic Committee	Humberto Ramos de Freitas
Murilo Pinto de Oliveira Ferreira	Executive Officer (Logistics and Mineral Research)
Gueitiro Matsuo Genso
Luiz Carlos Trabuco Cappi	Vacant
Oscar Augusto de Camargo Filho	Executive Officer (Base Metals)
Luciano Galvão Coutinho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Gilmar Dalilo Cezar Wanderley
Fernando Jorge Buso Gomes	Murilo Muller
Eduardo de Oliveira Rodrigues Filho	Chief Accountant and Controllership Director
Tatiana Boavista Barros Heil	CRC-PR - 046788/O-5 “S” RJ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: April 30, 2015		Rogerio T. Nogueira
Director of Investor Relations